SITE

Quarterly Financial Supplement

FOR THE PERIOD ENDED MARCH 31, 2024


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SITE CENTERS COMPANY & PORTFOLIO OVERVIEW

SITE Centers is an owner and manager of open-air shopping centers located in suburban, high household income communities.

The Company is a self-administered and self-managed REIT operating as a fully integrated real estate company, and is publicly traded on the New York Stock Exchange under the ticker symbol SITC.

PORTFOLIO STATISTICS

$4.4B
ENTERPRISE VALUE

101
WHOLLY-OWNED PROPERTIES

$111K
AVERAGE HOUSEHOLD INCOME

94.2%
LEASED RATE

COMMITTED TO A SUSTAINABLE FUTURE











GRI

GREEN LEASE LEADER

LEED USGBC
CORPORATE HQ RENOVATION GOAL

GRESB

Bloomberg Gender-Equality Index 2023 Member

PORTFOLIO COMPOSITION



Top 5 MSAs by ABR
OTHER 60%
MIAMI 10%
ATLANTA 9%
ORLANDO 7%
CHICAGO 7%
TRENTON 7%



ABR by Region*
NORTHEAST 12%
SOUTHEAST 48%
MIDWEST 17%
NORTHWEST 2%
CALIFORNIA 8%
SOUTHWEST 7%
MOUNTAIN 6%



Retailer Mix
LOCAL 13%
NATIONAL 87%

NOTE: ALL FIGURES AT COMPANY'S SHARE AND AS OF MARCH 31, 2024





SITE Centers Corp.
Table of Contents

SITE Centers Corp. considers portions of the information in this press release to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended, with respect to the Company's expectation for future periods. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. For this purpose, any statements contained herein that are not historical fact, including statements regarding the Company's projected operational and financial performance, strategy, prospects and plans, may be deemed to be forward-looking statements. There are a number of important factors that could cause our results to differ materially from those indicated by such forward-looking statements, including, among other factors, general economic conditions, including inflation and interest rate volatility; local conditions such as the supply of, and demand for, retail real estate space in our geographic markets; the consistency with future results of assumptions based on past performance; the impact of e-commerce; dependence on rental income from real property; the loss of, significant downsizing of or bankruptcy of a major tenant and the impact of any such event on rental income from other tenants and our properties; our ability to enter into agreements to buy and sell properties on commercially reasonable terms and to satisfy closing conditions applicable to such sales; our ability to complete the spin-off of Curbline Properties in a timely manner or at all; our ability to secure equity or debt financing on commercially acceptable terms or at all; redevelopment and construction activities may not achieve a desired return on investment; impairment charges; valuation and risks relating to our joint venture investments; the termination of any joint venture arrangements or arrangements to manage real property; property damage, expenses related thereto and other business and economic consequences (including the potential loss of rental revenues) resulting from extreme weather conditions or natural disasters in locations where we own properties, and the ability to estimate accurately the amounts thereof; sufficiency and timing of any insurance recovery payments related to damages from extreme weather conditions or natural disasters; any change in strategy; the impact of pandemics and other public health crises; unauthorized access, use, theft or destruction of financial, operations or third party data maintained in our information systems or by third parties on our behalf; our ability to maintain REIT status; and the finalization of the financial statements for the period ended March 31, 2024. For additional factors that could cause the results of the Company to differ materially from those indicated in the forward-looking statements, please refer to the Company's most recent reports on Forms 10-K and 10-Q. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.



SITE Centers Corp.
3300 Enterprise Parkway
Beachwood, OH 44122
216-755-5500

For additional information:
Conor Fennerty, EVP and
Chief Financial Officer

FOR IMMEDIATE RELEASE:

SITE Centers Reports First Quarter 2024 Results

Beachwood, Ohio, April 30, 2024 - SITE Centers Corp. (NYSE: SITC), an owner of open-air shopping centers in suburban, high household income communities, announced today operating results for the quarter ended March 31, 2024.

“SITE Centers made additional progress on the announced planned spin-off of the Company’s Convenience assets in the first quarter highlighted by $189 million of year-to-date transaction activity and remains on track to form and scale what is expected to be the first public real estate company focused exclusively on Convenience properties,” commented David R. Lukes, President and Chief Executive Officer. “We remain excited by the prospects and opportunity set for both SITE Centers and Curbline Properties and believe both companies remain positioned to achieve their business plans and create stakeholder value.”

Results for the First Quarter

- First quarter net loss attributable to common shareholders was $26.3 million, or $0.13 per diluted share, as compared to net income of $12.5 million, or $0.06 per diluted share, in the year-ago period. The decrease year-over-year primarily was the result of the impact of net property dispositions and impairment charges, partially offset by higher gain on sale from dispositions.
- First quarter operating funds from operations attributable to common shareholders (“Operating FFO” or “OFFO”) was $59.8 million, or $0.28 per diluted share, compared to $62.7 million, or $0.30 per diluted share, in the year-ago period. The decrease year-over-year primarily was due to the impact of net property dispositions, partially offset by property net operating income ("NOI") growth and increased interest income.

Significant First Quarter and Recent Activity

- SITE Centers sold five wholly-owned shopping centers in the first quarter and second quarter to date for an aggregate price of $169.6 million including three wholly-owned shopping centers sold during the first quarter for an aggregate price of $119.4 million.
- Acquired two convenience shopping centers during the first quarter for an aggregate price of $19.1 million, including Grove at Harper's Preserve (Houston, TX) for $10.6 million and Shops at Gilbert Crossroads (Phoenix, AZ) for $8.5 million.
- During the quarter, repurchased $61.6 million aggregate principal amount of outstanding senior unsecured notes due in 2025 and 2026 for a total consideration, including expenses, of $60.8 million and recorded a gain on retirement of debt of approximately $0.8 million.
- During the quarter, recorded impairments of $66.6 million due to changes in hold period assumptions for three wholly-owned assets. Two of the properties, representing $55.7 million of the first quarter impairment, were development projects commenced in 2007 and 2010. These properties were 96.6% leased as of March 31, 2024.
- In October 2023, announced the expected spin-off of the Company’s Convenience assets into a separate publicly-traded REIT to be named Curbline Properties Corp. (“Curbline Properties” or “CURB”). The spin-off is expected to be completed on or around October 1, 2024. As of March 31, 2024, the Company has amassed a portfolio of 67 wholly-owned properties to be included in the CURB portfolio, including assets separated or in the process of being separated from SITE Centers properties. The transaction is subject to certain conditions, including the effectiveness of CURB’s Form 10 registration statement and final approval and declaration of the distribution by SITE Centers' Board of Directors.
- In October 2023, obtained a commitment from affiliates of Apollo, including ATLAS SP Partners, to provide a $1.1 billion mortgage facility to be secured by 40 properties with flexibility to reduce the commitment or loan balance with proceeds from asset sales or other sources of capital. The mortgage is expected to be funded prior to the spin-off date with loan and additional asset sale proceeds expected to be used to retire all unsecured debt, including all outstanding public notes, prior to the spin-off of CURB. In the first quarter of 2024, the Company released two properties that had previously been identified to serve as collateral for the facility, thereby reducing the committed

amount to $1.0 billion as of March 31, 2024. The Company expensed $0.7 million of fees related to the facility in the first quarter as a result of the property releases.

Key Quarterly Operating Results
- Reported an increase of 1.5% in same-store net operating income ("SSNOI") on a pro rata basis for the first quarter of 2024 as compared to the year-ago period which included a 310 basis-point headwind due to lost revenue related to the bankruptcy of Bed Bath & Beyond.
- Generated cash new leasing spreads of 29.0% and cash renewal leasing spreads of 6.5%, both on a pro rata basis, for the trailing twelve-month period ended March 31, 2024 and cash new leasing spreads of 11.5% and cash renewal leasing spreads of 8.0%, both on a pro rata basis, for the first quarter of 2024.
- Generated straight-lined new leasing spreads of 40.3% and straight-lined renewal leasing spreads of 11.0%, both on a pro rata basis, for the trailing twelve-month period ended March 31, 2024 and straight-lined new leasing spreads of 26.9% and straight-lined renewal leasing spreads of 12.4%, both on a pro rata basis, for the first quarter of 2024.
- Reported a leased rate of 94.2% at March 31, 2024 compared to 94.5% at December 31, 2023 and 95.9% at March 31, 2023, all on a pro rata basis.
- As of March 31, 2024, the Signed Not Opened ("SNO") spread was 260 basis points, representing $13.1 million of annualized base rent on a pro rata basis.

Property NOI Projection
The Company projects, based on the assumptions below, 2024 property level NOI to be as follows:

Portfolio	NOI Projection ($M)
SITE Centers	$252.8 – $260.6
Curbline Properties	$76.9 – $80.2

These projections:
- Calculate NOI pursuant to the definition of NOI used in the SSNOI calculation as described below, except that it includes lease termination fees, assumes all SITE Centers properties owned as of March 31, 2024 are held for the full year 2024 and includes NOI for Curbline Properties assets acquired in 2024 from the date of acquisition,
- Assume 2024 SSNOI growth of 3.5% – 5.5% for Curbline Properties,
- Exclude from NOI G&A allocated to operating expenses which totaled $2.6 million in 1Q2024, or $10.2 million annualized and
- Adjust NOI for the estimated impact of remaining expected parcel separations and includes NOI for SITE Centers from its Beachwood, OH office headquarters.

In reliance on the exception provided by Item 10(e)(1)(i)(B) of Regulation S-K, reconciliation of the projected NOI and assumed range of 2024 SSNOI growth to the most directly comparable GAAP financial measure is not provided because the Company is unable to provide such reconciliations without unreasonable effort due to the multiple components of the calculations which for the same-store calculation only includes properties owned for comparable periods and excludes all corporate level activity as described below under Non-GAAP Measures and Other Operational Metrics.

About SITE Centers Corp.
SITE Centers is an owner and manager of open-air shopping centers located in suburban, high household income communities. The Company is a self-administered and self-managed REIT operating as a fully integrated real estate company, and is publicly traded on the New York Stock Exchange under the ticker symbol SITC. Additional information about the Company is available at www.sitecenters.com. To be included in the Company's e-mail distributions for press releases and other investor news, please click here.

Conference Call and Supplemental Information
The Company will hold its quarterly conference call today at 8:00 a.m. Eastern Time. To participate with access to the slide presentation, please visit the Investor Relations portion of SITE's website, ir.sitecenters.com, or for audio only, dial 888-317-6003 (U.S.), 866-284-3684 (Canada) or 412-317-6061 (international) using pass code 7262807 at least ten minutes prior to the scheduled start of the call. The call will also be webcast and available in a listen-only mode on SITE Centers' website at ir.sitecenters.com. If you are unable to participate during the live call, a replay of the conference call will also be available at ir.sitecenters.com for further review. You may also access the telephone replay by dialing 877-344-7529 (U.S.), 855-669-9658 (Canada) or 412-317-0088 (international) using passcode 4967980 through May 30, 2024. Copies of the Company's supplemental package and earnings slide presentation are available on the Company's website.

Non-GAAP Measures and Other Operational Metrics

Funds from Operations ("FFO") is a supplemental non-GAAP financial measure used as a standard in the real estate industry and is a widely accepted measure of real estate investment trust ("REIT") performance. Management believes that both FFO and Operating FFO provide additional indicators of the financial performance of a REIT. The Company also believes that FFO and Operating FFO more appropriately measure the core operations of the Company and provide benchmarks to its peer group.

FFO is generally defined and calculated by the Company as net income (loss) (computed in accordance with generally accepted accounting principles in the United States ("GAAP")), adjusted to exclude (i) preferred share dividends, (ii) gains and losses from disposition of real estate property and related investments, which are presented net of taxes, (iii) impairment charges on real estate property and related investments, (iv) gains and losses from changes in control and (v) certain non-cash items. These non-cash items principally include real property depreciation and amortization of intangibles, equity income (loss) from joint ventures and equity income (loss) from non-controlling interests and adding the Company's proportionate share of FFO from its unconsolidated joint ventures and non-controlling interests, determined on a consistent basis. The Company's calculation of FFO is consistent with the definition of FFO provided by NAREIT. The Company calculates Operating FFO as FFO excluding certain non-operating charges, income and gains/losses. Operating FFO is useful to investors as the Company removes non-comparable charges, income and gains/losses to analyze the results of its operations and assess performance of the core operating real estate portfolio. Other real estate companies may calculate FFO and Operating FFO in a different manner.

The Company also uses NOI, a non-GAAP financial measure, as a supplemental performance measure. NOI is calculated as property revenues less property-related expenses. The Company believes NOI provides useful information to investors regarding the Company's financial condition and results of operations because it reflects only those income and expense items that are incurred at the property level and, when compared across periods, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and disposition activity on an unleveraged basis.

The Company presents NOI information herein on a same store basis or "SSNOI." The Company defines SSNOI as property revenues less property-related expenses, which exclude straight-line rental income and reimbursements and expenses, lease termination income, management fee expense, fair market value of leases and expense recovery adjustments. SSNOI includes assets owned in comparable periods (15 months for prior period comparisons). In addition, SSNOI is presented including activity associated with redevelopment. SSNOI excludes all non-property and corporate level revenue and expenses. Other real estate companies may calculate NOI and SSNOI in a different manner. The Company believes SSNOI at its effective ownership interest provides investors with additional information regarding the operating performances of comparable assets because it excludes certain non-cash and non-comparable items as noted above.

FFO, Operating FFO, NOI and SSNOI do not represent cash generated from operating activities in accordance with GAAP, are not necessarily indicative of cash available to fund cash needs and should not be considered as alternatives to net income (loss) computed in accordance with GAAP, as indicators of the Company's operating performance or as alternatives to cash flow as a measure of liquidity. Reconciliations of these non-GAAP measures to their most directly comparable GAAP measures have been provided herein. In reliance on the exception provided by Item 10(e)(1)(i)(B) of Regulation S-K, reconciliation of the projected NOI and assumed rate of 2024 SSNOI growth to the most directly comparable GAAP financial measure is not provided because the Company is unable to provide such reconciliations without unreasonable effort due to the multiple components of the calculations which for the same-store calculation only includes properties owned for comparable periods and excludes all corporate level activity as noted above.

The Company calculates Cash Leasing Spreads by comparing the prior tenant's annual base rent in the final year of the prior lease to the executed tenant's annual base rent in the first year of the executed lease. Straight-Lined Leasing Spreads are calculated by comparing the prior tenant's average base rent over the prior lease term to the executed tenant's average base rent over the term of the executed lease. For both Cash and Straight-Lined Leasing Spreads, the reported calculation includes only comparable leases which are deals executed within one year of the date that the prior tenant vacated. Deals executed after one year of the date the prior tenant vacated, deals which are a combination of existing units, new leases at redevelopment properties, and deals for units vacant at the time of acquisition are considered non-comparable and excluded from the calculation.

Safe Harbor

SITE Centers Corp. considers portions of the information in this press release to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended, with respect to the Company's expectation for future periods. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance

that its expectations will be achieved. For this purpose, any statements contained herein that are not historical fact, including statements regarding the Company's projected operational and financial performance, strategy, prospects and plans, may be deemed to be forward-looking statements. There are a number of important factors that could cause our results to differ materially from those indicated by such forward-looking statements, including, among other factors, general economic conditions, including inflation and interest rate volatility; local conditions such as the supply of, and demand for, retail real estate space in our geographic markets; the consistency with future results of assumptions based on past performance; the impact of e-commerce; dependence on rental income from real property; the loss of, significant downsizing of or bankruptcy of a major tenant and the impact of any such event on rental income from other tenants and our properties; our ability to enter into agreements to buy and sell properties on commercially reasonable terms and to satisfy closing conditions applicable to such sales; our ability to complete the spin-off of Curbline Properties in a timely manner or at all; our ability to secure equity or debt financing on commercially acceptable terms or at all; redevelopment and construction activities may not achieve a desired return on investment; impairment charges; valuation and risks relating to our joint venture investments; the termination of any joint venture arrangements or arrangements to manage real property; property damage, expenses related thereto and other business and economic consequences (including the potential loss of rental revenues) resulting from extreme weather conditions or natural disasters in locations where we own properties, and the ability to estimate accurately the amounts thereof; sufficiency and timing of any insurance recovery payments related to damages from extreme weather conditions or natural disasters; any change in strategy; the impact of pandemics and other public health crises; unauthorized access, use, theft or destruction of financial, operations or third party data maintained in our information systems or by third parties on our behalf; our ability to maintain REIT status; and the finalization of the financial statements for the period ended March 31, 2024. For additional factors that could cause the results of the Company to differ materially from those indicated in the forward-looking statements, please refer to the Company's most recent reports on Forms 10-K and 10-Q. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

SITE Centers Corp.
Income Statement: Consolidated Interests

in thousands, except per share

	1Q24	1Q23
Revenues:		
Rental income (1)	$119,592	$135,872
Other property revenues	1,029	961
	120,621	136,833
Expenses:		
Operating and maintenance	20,544	23,166
Real estate taxes	16,738	20,053
	37,282	43,219
Net operating income (2)	**83,339**	**93,614**
Other income (expense):		
JV and other fee income	1,470	1,859
Interest expense	(18,913)	(19,923)
Depreciation and amortization	(43,150)	(54,016)
General and administrative	(11,072)	(10,645)
Other income (expense), net (3)	(105)	(687)
Impairment charges	(66,600)	0
(Loss) income before earnings from JVs and other	(55,031)	10,202
Equity in net income of JVs	17	1,359
Gain on sale and change in control of interests	0	3,749
Gain on disposition of real estate, net	31,714	205
Tax expense	(252)	(213)
Net (loss) income	(23,552)	15,302
Non-controlling interests	0	(18)
Net (loss) income SITE Centers	**(23,552)**	**15,284**
Preferred dividends	(2,789)	(2,789)
Net (loss) income Common Shareholders	**($26,341)**	**$12,495**
Weighted average shares – Basic – EPS	**209,419**	**209,971**
Assumed conversion of diluted securities	0	436
Weighted average shares – Diluted – EPS	**209,419**	**210,407**
(Loss) earnings per common share – Basic	**$(0.13)**	**$0.06**
(Loss) earnings per common share – Diluted	**$(0.13)**	**$0.06**

(1)	**Rental income:**		
	Minimum rents	$76,062	$88,973
	Ground lease minimum rents	5,444	6,469
	Straight-line rent, net	680	676
	Amortization of (above)/below-market rent, net	1,152	1,185
	Percentage and overage rent	1,927	1,151
	Recoveries	29,682	35,316
	Uncollectible revenue	355	233
	Ancillary and other rental income	1,236	1,757
	Lease termination fees	3,054	112
(2)	Includes NOI from wholly-owned assets sold in 1Q24	937	N/A
(3)	Interest income (fees), net	7,294	(23)
	Transaction costs	(3,398)	(664)
	Debt extinguishment costs	(665)	0
	Gain on debt retirement	760	0
	Loss on equity derivative instruments	(4,096)	0

Reconciliation: Net Income to FFO and Operating FFO
and Other Financial Information

in thousands, except per share

	1Q24	1Q23
Net (loss) income attributable to Common Shareholders	**($26,341)**	**$12,495**
Depreciation and amortization of real estate	41,819	52,717
Equity in net income of JVs	(17)	(1,359)
JVs' FFO	1,584	1,982
Non-controlling interests	0	18
Impairment of real estate	66,600	0
Gain on sale and change in control of interests	0	(3,749)
Gain on disposition of real estate, net	(31,714)	(205)
FFO attributable to Common Shareholders	**$51,931**	**$61,899**
Gain on debt retirement	(760)	0
Loss on equity derivative instruments	4,096	0
Transaction, debt extinguishment and other (at SITE's share)	4,139	829
Other charges	395	0
Total non-operating items, net	7,870	829
Operating FFO attributable to Common Shareholders	**$59,801**	**$62,728**
Weighted average shares & units – Basic: FFO & OFFO	209,419	210,112
Assumed conversion of dilutive securities	802	436
Weighted average shares & units – Diluted: FFO & OFFO	**210,221**	**210,548**
FFO per share – Basic	**$0.25**	**$0.29**
FFO per share – Diluted	**$0.25**	**$0.29**
Operating FFO per share – Basic	**$0.29**	**$0.30**
Operating FFO per share – Diluted	**$0.28**	**$0.30**
Common stock dividends declared, per share	**$0.13**	**$0.13**
Capital expenditures (SITE Centers share):		
Redevelopment costs	3,053	4,410
Maintenance capital expenditures	1,286	2,146
Tenant allowances and landlord work	12,035	14,721
Leasing commissions	1,959	2,328
Construction administrative costs (capitalized)	961	796
Certain non-cash items (SITE Centers share):		
Straight-line rent	714	696
Straight-line fixed CAM	63	75
Amortization of below-market rent/(above), net	1,269	1,269
Straight-line ground rent expense	(5)	(64)
Debt fair value and loan cost amortization	(1,411)	(1,228)
Capitalized interest expense	293	286
Stock compensation expense	(1,888)	(1,620)
Non-real estate depreciation expense	(1,333)	(1,303)

SITE Centers Corp.
Balance Sheet: Consolidated Interests

$ in thousands

	At Period End	
	1Q24	**4Q23**
Assets:		
Land	$906,727	$930,540
Buildings	3,185,457	3,311,368
Fixtures and tenant improvements	542,875	537,872
	4,635,059	4,779,780
Depreciation	(1,575,920)	(1,570,377)
	3,059,139	3,209,403
Construction in progress and land	54,148	51,379
Real estate, net	3,113,287	3,260,782
Investments in and advances to JVs	38,607	39,372
Cash	551,285	551,968
Restricted cash	5,433	17,063
Receivables and straight-line (1)	57,159	65,623
Intangible assets, net (2)	79,015	86,363
Other assets, net	47,792	40,180
Total Assets	**3,892,578**	**4,061,351**
Liabilities and Equity:		
Revolving credit facilities	0	0
Unsecured debt	1,242,191	1,303,243
Unsecured term loan	198,940	198,856
Secured debt	124,100	124,176
	1,565,231	1,626,275
Dividends payable	30,161	63,806
Other liabilities (3)	173,242	195,727
Total Liabilities	**1,768,634**	**1,885,808**
Preferred shares	175,000	175,000
Common shares	21,437	21,437
Paid-in capital	5,971,666	5,974,904
Distributions in excess of net income	(3,988,449)	(3,934,736)
Deferred compensation	5,052	5,167
Accumulated comprehensive income	8,723	6,121
Common shares in treasury at cost	(69,485)	(72,350)
Total Equity	**2,123,944**	**2,175,543**
Total Liabilities and Equity	**$3,892,578**	**$4,061,351**

		1Q24	4Q23
(1)	SL rents (including fixed CAM), net	$31,395	$31,206
(2)	Operating lease right of use assets	17,107	17,373
(3)	Operating lease liabilities	36,847	37,108
	Below-market leases, net	43,241	46,096

SITE Centers Corp.
Reconciliation of Net Income Attributable to SITE to Same Store NOI

$ in thousands

	1Q24	1Q23	1Q24	1Q23
	SITE Centers at 100%		**At SITE Centers Share (Non-GAAP)**	
GAAP Reconciliation:				
Net (loss) income attributable to SITE Centers	**($23,552)**	**$15,284**	**($23,552)**	**$15,284**
Fee income	(1,470)	(1,859)	(1,470)	(1,859)
Interest expense	18,913	19,923	18,913	19,923
Depreciation and amortization	43,150	54,016	43,150	54,016
General and administrative	11,072	10,645	11,072	10,645
Other expense (income), net	105	687	105	687
Impairment charges	66,600	0	66,600	0
Equity in net income of joint ventures	(17)	(1,359)	(17)	(1,359)
Tax expense	252	213	252	213
Gain on sale and change in control of interests	0	(3,749)	0	(3,749)
Gain on disposition of real estate, net	(31,714)	(205)	(31,714)	(205)
Income from non-controlling interests	0	18	0	18
Consolidated NOI	**83,339**	**93,614**	**83,339**	**93,614**
Less: Non-Same Store NOI adjustments			(6,684)	(18,137)
Total Consolidated SSNOI			**$76,655**	**$75,477**
Consolidated SSNOI % Change			**1.6%**	
Net (loss) income from unconsolidated joint ventures	**(1,155)**	**4,767**	**(176)**	**1,004**
Interest expense	8,271	7,041	1,832	1,587
Depreciation and amortization	7,145	9,062	1,727	2,091
Other expense (income), net	1,896	2,560	441	574
Loss (gain) on disposition of real estate, net	29	(5,304)	6	(1,062)
Unconsolidated NOI	**$16,186**	**$18,126**	**3,830**	**4,194**
Less: Non-Same Store NOI adjustments			(164)	(547)
Total Unconsolidated SSNOI at SITE share			**$3,666**	**$3,647**
Unconsolidated SSNOI % Change			**0.5%**	
SSNOI % Change at SITE Share			**1.5%**	

SITE Centers Corp.
Portfolio Summary

	3/31/2024	12/31/2023	9/30/2023	6/30/2023	3/31/2023
Shopping Center Count					
Operating Centers - 100%	114	114	119	121	120
Wholly Owned	101	101	106	108	105
JV Portfolio	13	13	13	13	15
Gross Leasable Area (GLA)					
Owned and Ground Lease - Pro Rata Share	18,686	19,312	22,329	22,999	23,014
Wholly Owned	17,740	18,369	21,386	22,056	21,990
JV Portfolio - Pro Rata Share	946	943	943	943	1,024
Quarterly Operational Overview					
Pro Rata Share					
Base Rent PSF	$20.69	$20.35	$20.20	$19.89	$19.65
Base Rent PSF < 10K	$33.18	$32.76	$32.09	$31.59	$31.28
Base Rent PSF > 10K	$15.66	$15.48	$15.88	$15.77	$15.74
Commenced Rate	91.6%	92.0%	92.0%	92.4%	92.9%
Commenced Rate < 10K SF	88.6%	88.2%	87.3%	86.4%	85.3%
Commenced Rate > 10K SF	92.9%	93.5%	93.7%	94.7%	95.6%
Leased Rate	94.2%	94.5%	94.6%	95.5%	95.9%
Leased Rate < 10K SF	91.0%	90.9%	91.0%	90.7%	90.8%
Leased Rate > 10K SF	95.5%	95.9%	95.9%	97.2%	97.7%
Operational Statistics					
% of Aggregate Property NOI - Wholly Owned	95.4%	95.4%	95.9%	96.1%	95.7%
% of Aggregate Property NOI - Joint Venture – Pro Rata Share	4.6%	4.6%	4.1%	3.9%	4.3%
Quarterly SITE SSNOI at share including redevelopment	1.5%	0.3%	2.9%	1.7%	4.2%
TTM New Leasing - at pro rata share (GLA in 000's)	552	613	699	703	965
TTM Renewals - at pro rata share (GLA in 000's)	2,933	2,685	2,943	3,156	2,956
TTM Total Leasing - at pro rata share (GLA in 000's)	3,485	3,298	3,642	3,859	3,921
TTM Cash Blended New and Renewal Rent Spreads - at pro rata share	8.8%	9.0%	10.6%	8.9%	8.9%
TTM GAAP Blended New and Renewal Rent Spreads - at pro rata share	13.9%	14.5%	15.6%	13.6%	13.9%

Top 20 MSA Exposure

	MSA	Properties	GLA	% of GLA	ABR	% of ABR	ABR PSF
1	Miami-Fort Lauderdale-West Palm Beach, FL	7	1,567	8.4%	$32,040	9.6%	$24.62
2	Atlanta-Sandy Springs-Roswell, GA	14	2,057	11.0%	31,348	9.3%	$16.83
3	Orlando-Kissimmee-Sanford, FL	4	1,181	6.3%	24,381	7.3%	$21.53
4	Chicago-Naperville-Elgin, IL-IN-WI	5	973	5.2%	24,151	7.2%	$27.53
5	Trenton, NJ	2	1,306	7.0%	22,831	6.8%	$18.91
6	Phoenix-Mesa-Scottsdale, AZ	11	1,090	5.8%	21,325	6.4%	$22.29
7	Denver-Aurora-Lakewood, CO	7	1,162	6.2%	20,591	6.1%	$19.33
8	Charlotte-Concord-Gastonia, NC-SC	5	1,137	6.1%	16,779	5.0%	$16.31
9	Columbus, OH	2	961	5.1%	14,520	4.3%	$16.25
10	Los Angeles-Long Beach-Anaheim, CA	2	666	3.6%	12,801	3.8%	$24.71
11	San Antonio-New Braunfels, TX	3	932	5.0%	12,735	3.8%	$18.01
12	Richmond, VA	4	598	3.2%	10,171	3.0%	$21.41
13	Washington-Arlington-Alexandria, DC-VA-MD-WV	5	479	2.6%	8,770	2.6%	$27.58
14	New York-Newark-Jersey City, NY-NJ-PA	5	466	2.5%	8,723	2.6%	$23.66
15	Tampa-St. Petersburg-Clearwater, FL	4	432	2.3%	7,949	2.4%	$21.22
16	Cincinnati, OH-KY-IN	1	427	2.3%	7,619	2.3%	$17.62
17	San Francisco-Oakland-Hayward, CA	4	181	1.0%	7,068	2.1%	$43.80
18	Portland-Vancouver-Hillsboro, OR-WA	2	384	2.1%	7,046	2.1%	$27.76
19	Sacramento-Roseville-Arden-Arcade, CA	2	275	1.5%	5,828	1.7%	$30.29
20	St. Louis, MO-IL	1	338	1.8%	5,511	1.6%	$25.40
	Other	24	2,074	11.1%	33,297	9.9%	$17.83
	Total	**114**	**18,686**	**100.0%**	**$335,484**	**100.0%**	**$20.69**

Note: $ and GLA in thousands except shopping center count and base rent PSF; Top 20 MSA figures for SITE at share except for property count

SITE Centers Corp.
Capital Structure

$, shares and units in thousands, except per share

	March 31, 2024	December 31, 2023	December 31, 2022
Capital Structure			
Market Value Per Share	$14.65	$13.63	$13.66
Common Shares Outstanding	209,544	209,328	210,853
Operating Partnership Units	0	0	141
Total Outstanding Common Shares	209,544	209,328	210,994
Common Shares Equity	$3,069,820	$2,853,141	$2,882,178
Perpetual Preferred Stock - Class A	175,000	175,000	175,000
Unsecured Credit Facilities	0	0	0
Unsecured Term Loan	200,000	200,000	200,000
Unsecured Notes Payable	1,244,372	1,305,758	1,457,741
Mortgage Debt (includes JVs at SITE share)	240,624	240,882	165,408
Total Debt (includes JVs at SITE share)	1,684,996	1,746,640	1,823,149
Less: Cash (including restricted cash)	568,725	581,760	31,011
Net Debt	$1,116,271	$1,164,880	$1,792,138
Total Market Capitalization	$4,361,090	$4,193,020	$4,849,316
Leverage / Public Debt Covenants			
Average Consolidated Net Effective Debt	1,387,263	1,376,540	1,664,859
Consolidated Adjusted EBITDA - TTM	343,681	347,807	348,406
Average Consolidated Net Debt / Adjusted EBITDA[1]	4.0X	4.0X	4.8X
Average Pro-Rata Net Effective Debt	1,490,910	1,484,533	1,806,016
Pro-Rata Adjusted EBITDA - TTM	349,847	353,822	356,198
Average Pro-Rata Net Debt / Adjusted EBITDA[1]	4.3X	4.2X	5.1X
Outstanding Debt & Obligations	1,584,630	1,649,895	1,730,562
Undepreciated Real Estate Assets	4,727,813	4,870,531	5,477,767
Total Debt to Real Estate Assets Ratio[2]	34%	34%	32%
Covenant	*65%*	*65%*	*65%*
Secured Debt & Obligations	125,516	125,651	54,173
Total Assets	5,463,724	5,626,403	5,690,332
Secured Debt to Assets Ratio	2%	2%	1%
Covenant	*40%*	*40%*	*40%*
Unencumbered Real Estate Assets	4,479,188	4,622,639	5,319,838
Unsecured Debt & Obligations	1,459,113	1,524,244	1,676,388
Unencumbered Assets to Unsecured Debt[2]	307%	303%	317%
Covenant	*135%*	*135%*	*135%*
Net Income Available for Debt Service	325,082	331,462	336,115
Maximum Annual Service Charge	83,124	84,195	81,425
Fixed Charge Coverage Ratio	3.9X	3.9X	4.1X
Covenant	*1.5X*	*1.5X*	*1.5X*
Credit Ratings (Outlook)			
Moody's	Baa3 (Negative)	Baa3 (Negative)	Baa3 (Stable)
S&P	BBB- (Negative)	BBB- (Negative)	BBB- (Stable)
Fitch	BBB (Positive)	BBB (Positive)	BBB (Stable)

[1] Excludes Perpetual Preferred Stock. See definition in the Non-GAAP Measures section.
[2] Real Estate Assets and Unencumbered Assets exclude consolidated cash and cash equivalents.

SITE Centers Corp.
Same Store Metrics [1]

	Same Store Net Operating Income		
	Quarterly Same Store NOI		
	1Q24	1Q23	Change
Consolidated SSNOI Leased rate	94.2%	95.7%	(1.5%)
Consolidated SSNOI Commenced rate	91.6%	92.7%	(1.1%)
Revenues:			
Minimum rents	$76,954	$76,428	
Recoveries	28,921	28,329	
Uncollectible revenue	282	115	
Percentage and overage rents	1,884	1,045	
Ancillary and other rental income	1,618	1,825	
	109,659	107,742	1.8%
Expenses:			
Operating and maintenance	(16,356)	(15,900)	
Real estate taxes	(16,648)	(16,365)	
	(33,004)	(32,265)	2.3%
Total Consolidated SSNOI	**$76,655**	**$75,477**	**1.6%**
Total Unconsolidated SSNOI at SITE share	3,666	3,647	
Total SSNOI at SITE share	**$80,321**	**$79,124**	**1.5%**
Consolidated SSNOI Operating Margin	69.9%	70.1%	
Consolidated SSNOI Recovery Rate	87.6%	87.8%	

(1) See calculation definition in the Non-GAAP Measures section and GAAP reconciliation on page 8. Figures reported include redevelopment.

SITE Centers Corp.
Leasing Summary

At pro rata share except for count

Leasing Activity

	Comparable Pool						Total Pool			
				Leasing Spreads						
	Count	GLA	ABR PSF	Cash	Straight-lined	Term	Count	GLA	ABR PSF	Term
New Leases										
1Q24	10	17,120	$37.38	11.5%	26.9%	8.3	15	69,438	$26.28	11.0
4Q23	9	64,639	$17.81	9.2%	17.3%	9.5	21	106,733	$21.62	9.3
3Q23	14	157,937	$20.76	58.2%	73.0%	9.8	26	205,775	$22.22	9.9
2Q23	11	89,204	$26.73	14.8%	23.3%	9.4	33	170,016	$25.97	8.6
	44	328,900	$22.67	29.0%	40.3%	9.6	95	551,962	$23.77	9.6
Renewals										
1Q24	84	576,746	$19.77	8.0%	12.4%	5.3	84	576,746	$19.77	5.3
4Q23	68	383,399	$23.73	3.1%	9.0%	5.1	68	383,399	$23.73	5.1
3Q23	93	1,027,931	$17.63	6.6%	10.2%	5.7	93	1,027,931	$17.63	5.7
2Q23	104	945,162	$17.29	7.2%	11.9%	5.7	104	945,162	$17.29	5.7
	349	2,933,238	$18.74	6.5%	11.0%	5.5	349	2,933,238	$18.74	5.5
New + Renewals										
1Q24	94	593,866	$20.28	8.2%	13.1%	5.4	99	646,184	$20.47	5.9
4Q23	77	448,038	$22.88	3.8%	9.9%	5.7	89	490,132	$23.27	6.0
3Q23	107	1,185,868	$18.05	12.2%	16.9%	6.2	119	1,233,706	$18.39	6.4
2Q23	115	1,034,366	$18.11	8.1%	13.3%	6.0	137	1,115,178	$18.62	6.1
	393	3,262,138	$19.14	8.8%	13.9%	5.9	444	3,485,200	$19.54	6.2

Net Effective Rents

			Capex PSF				NER		% of GLA	
	GLA	ABR PSF	TA	LL Work	LC	Total	PSF	Term	>10K SF	<10K SF
New Leases										
1Q24	47,281	$29.17	$3.59	$0.03	$1.31	$4.93	$24.24	9.2	61%	39%
4Q23	94,689	$22.60	$1.68	$2.59	$1.02	$5.29	$17.31	9.3	61%	39%
3Q23	182,231	$22.90	$1.99	$0.60	$0.81	$3.40	$19.50	9.8	80%	20%
2Q23	160,230	$26.21	$3.89	$0.92	$1.25	$6.06	$20.15	8.5	57%	43%
	484,431	$24.55	$2.67	$1.03	$1.04	$4.74	$19.81	9.2	67%	33%
Renewals										
1Q24	576,746	$20.26	$0.10	$0.00	$0.00	$0.10	$20.16	5.3	72%	28%
4Q23	383,399	$24.19	$0.03	$0.00	$0.01	$0.04	$24.15	5.1	66%	34%
3Q23	1,027,931	$17.90	$0.12	$0.00	$0.00	$0.12	$17.78	5.7	81%	19%
2Q23	945,162	$17.62	$0.05	$0.00	$0.00	$0.05	$17.57	5.7	78%	22%
	2,933,238	$19.09	$0.08	$0.00	$0.00	$0.08	$19.01	5.5	76%	24%
New + Renewals										
1Q24	624,027	$20.93	$0.54	$0.00	$0.17	$0.71	$20.22	5.6	72%	28%
4Q23	478,088	$23.88	$0.54	$0.80	$0.32	$1.66	$22.22	5.9	65%	35%
3Q23	1,210,162	$18.65	$0.56	$0.14	$0.19	$0.89	$17.76	6.3	81%	19%
2Q23	1,105,392	$18.86	$0.84	$0.19	$0.26	$1.29	$17.57	6.1	75%	25%
	3,417,669	$19.87	$0.64	$0.22	$0.23	$1.09	$18.78	6.0	75%	25%

Note: ABR PSF represents year one base rent for leasing spreads and the average rent for the initial term for net effective rent. Term is weighted average in years. New Leases exclude leases at redevelopment properties and first generation space.

SITE Centers Corp.
Lease Expirations

At pro rata share except for count; $ and GLA in thousands

Assumes no exercise of lease options

	Greater than 10K SF						Less than 10K SF						Total					
Year	# of Leases	Expiring SF	% of SF > 10K	ABR	% of ABR > 10K	Rent PSF	# of Leases	Expiring SF	% of SF < 10K	ABR	% of ABR < 10K	Rent PSF	# of Leases	Expiring SF	% of SF Total	ABR	% of ABR Total	Rent PSF
MTM	0	0	0.0%	$0	0.0%	$0.00	14	32	0.7%	$785	0.5%	$24.53	14	32	0.2%	$785	0.2%	$24.53
2024	13	350	2.9%	4,217	2.4%	$12.05	93	192	4.0%	5,908	3.7%	$30.77	106	542	3.2%	10,125	3.0%	$18.68
2025	68	1,706	13.9%	25,589	14.5%	$15.00	231	613	12.6%	18,817	11.8%	$30.70	299	2,319	13.5%	44,406	13.2%	$19.15
2026	57	1,221	10.0%	14,101	8.0%	$11.55	223	535	11.0%	17,182	10.8%	$32.12	280	1,756	10.3%	31,283	9.3%	$17.81
2027	73	1,968	16.0%	31,492	17.8%	$16.00	239	682	14.0%	21,829	13.7%	$32.01	312	2,650	15.5%	53,321	15.9%	$20.12
2028	92	2,381	19.4%	33,055	18.7%	$13.88	274	702	14.5%	24,595	15.5%	$35.04	366	3,083	18.0%	57,650	17.2%	$18.70
2029	61	1,556	12.7%	21,902	12.4%	$14.08	201	553	11.4%	18,065	11.4%	$32.67	262	2,109	12.3%	39,967	11.9%	$18.95
2030	26	652	5.3%	9,861	5.6%	$15.12	99	263	5.4%	9,053	5.7%	$34.42	125	915	5.3%	18,914	5.6%	$20.67
2031	21	597	4.9%	7,785	4.4%	$13.04	83	232	4.8%	7,230	4.6%	$31.16	104	829	4.8%	15,015	4.5%	$18.11
2032	20	429	3.5%	6,526	3.7%	$15.21	140	398	8.2%	13,283	8.4%	$33.37	160	827	4.8%	19,809	5.9%	$23.95
2033	27	489	4.0%	7,092	4.0%	$14.50	132	400	8.2%	13,587	8.6%	$33.97	159	889	5.2%	20,679	6.2%	$23.26
Thereafter	27	913	7.4%	15,004	8.5%	$16.43	82	253	5.2%	8,526	5.4%	$33.70	109	1,166	6.8%	23,530	7.0%	$20.18
Total	**485**	**12,262**	**100.0%**	**$176,624**	**100.0%**	**$14.40**	**1,811**	**4,855**	**100.0%**	**$158,860**	**100.0%**	**$32.72**	**2,296**	**17,117**	**100.0%**	**$335,484**	**100.0%**	**$19.60**
Signed Not Open	19	388		$7,236		$18.65	58	141		$5,850		$41.49	77	529		$13,086		$24.74
Vacant	23	601					213	493					236	1,094				

Assumes all lease options are exercised

	Greater than 10K SF						Less than 10K SF						Total					
Year	# of Leases	Expiring SF	% of SF > 10K	ABR	% of ABR > 10K	Rent PSF	# of Leases	Expiring SF	% of SF < 10K	ABR	% of ABR < 10K	Rent PSF	# of Leases	Expiring SF	% of SF Total	ABR	% of ABR Total	Rent PSF
MTM	0	0	0.0%	$0	0.0%	$0.00	12	29	0.6%	$708	0.4%	$24.41	12	29	0.2%	$708	0.2%	$24.41
2024	5	55	0.4%	992	0.6%	$18.04	67	125	2.6%	3,887	2.4%	$31.10	72	180	1.1%	4,879	1.5%	$27.11
2025	15	262	2.1%	3,877	2.2%	$14.80	138	295	6.1%	9,863	6.2%	$33.43	153	557	3.3%	13,740	4.1%	$24.67
2026	6	60	0.5%	983	0.6%	$16.38	111	234	4.8%	7,487	4.7%	$32.00	117	294	1.7%	8,470	2.5%	$28.81
2027	16	261	2.1%	5,113	2.9%	$19.59	109	259	5.3%	8,193	5.2%	$31.63	125	520	3.0%	13,306	4.0%	$25.59
2028	19	299	2.4%	5,187	2.9%	$17.35	151	363	7.5%	12,615	7.9%	$34.75	170	662	3.9%	17,802	5.3%	$26.89
2029	7	175	1.4%	2,735	1.5%	$15.63	136	294	6.1%	10,074	6.3%	$34.27	143	469	2.7%	12,809	3.8%	$27.31
2030	16	320	2.6%	5,714	3.2%	$17.86	84	199	4.1%	6,123	3.9%	$30.77	100	519	3.0%	11,837	3.5%	$22.81
2031	19	239	1.9%	4,068	2.3%	$17.02	84	175	3.6%	5,410	3.4%	$30.91	103	414	2.4%	9,478	2.8%	$22.89
2032	14	283	2.3%	4,983	2.8%	$17.61	108	280	5.8%	9,238	5.8%	$32.99	122	563	3.3%	14,221	4.2%	$25.26
2033	24	458	3.7%	7,381	4.2%	$16.12	102	262	5.4%	8,640	5.4%	$32.98	126	720	4.2%	16,021	4.8%	$22.25
Thereafter	344	9,850	80.3%	135,591	76.8%	$13.77	709	2,340	48.2%	76,622	48.2%	$32.74	1,053	12,190	71.2%	212,213	63.3%	$17.41
Total	**485**	**12,262**	**100.0%**	**$176,624**	**100.0%**	**$14.40**	**1,811**	**4,855**	**100.0%**	**$158,860**	**100.0%**	**$32.72**	**2,296**	**17,117**	**100.0%**	**$335,484**	**100.0%**	**$19.60**

Note: Includes ground leases

SITE Centers Corp.
Top 50 Tenants

$ and GLA in thousands

	Tenant	Number of Units			Base Rent			Owned GLA			Credit Ratings
		WO	JV	Total	Pro Rata	% of Total	At 100%	Pro Rata	% of Total	At 100%	(S&P/Moody's/Fitch)
1	TJX Companies (1)	43	8	51	$16,891	**5.0%**	$18,803	1,261	**6.7%**	1,425	A/A2/NR
2	Dick's Sporting Goods (2)	11	4	15	8,728	**2.6%**	10,453	523	**2.8%**	670	BBB/Baa3/NR
3	Ross Stores (3)	18	8	26	7,803	**2.3%**	10,081	565	**3.0%**	753	BBB/A2/NR
4	PetSmart	19	3	22	7,310	**2.2%**	8,030	433	**2.3%**	476	B+/B1/NR
5	Burlington	12	1	13	6,888	**2.1%**	7,272	458	**2.5%**	491	BB+/NR/NR
6	Michaels	18	4	22	5,695	**1.7%**	6,675	441	**2.4%**	518	CCC+/B3/NR
7	Gap (4)	16	7	23	5,193	**1.5%**	6,427	280	**1.5%**	363	BB/Ba3/NR
8	Kroger (5)	5	1	6	5,176	**1.5%**	5,734	318	**1.7%**	354	BBB/Baa1/NR
9	Ulta	20	5	25	5,165	**1.5%**	6,054	214	**1.1%**	258	NR
10	Nordstrom Rack	7	0	7	5,093	**1.5%**	5,093	258	**1.4%**	258	BB+/Ba1/BB
11	Best Buy	6	3	9	4,602	**1.4%**	6,171	286	**1.5%**	399	BBB/A3/NR
12	Five Below	24	5	29	4,543	**1.4%**	5,192	221	**1.2%**	256	NR
13	Whole Foods	2	0	2	3,910	**1.2%**	3,910	99	**0.5%**	99	AA/A1/AA-
14	Kohl's	4	3	7	3,569	**1.1%**	5,213	415	**2.2%**	605	BB/Ba2/BB+
15	Macy's (6)	6	0	6	3,239	**1.0%**	3,239	206	**1.1%**	206	BB+/Ba1/BBB-
16	Party City	12	3	15	2,977	**0.9%**	3,388	155	**0.8%**	187	NR
17	Designer Brands Inc. (DSW)	8	1	9	2,934	**0.9%**	3,218	182	**1.0%**	198	NR
18	JOANN	7	3	10	2,849	**0.8%**	3,451	225	**1.2%**	285	D/NR/NR
19	AMC Theatres	1	3	4	2,838	**0.8%**	6,912	130	**0.7%**	315	CCC+/Caa2/NR
20	Petco	8	3	11	2,520	**0.8%**	3,160	115	**0.6%**	152	B/B3/NR
21	Total Wine & More	4	0	4	2,518	**0.8%**	2,518	115	**0.6%**	115	NR
22	Office Depot (7)	7	1	8	2,481	**0.7%**	2,717	149	**0.8%**	168	NR
23	Cost Plus	7	1	8	2,446	**0.7%**	2,680	134	**0.7%**	149	NR
24	AT&T	21	4	25	2,364	**0.7%**	2,569	62	**0.3%**	71	BBB/Baa2/BBB+
25	Barnes & Noble	5	1	6	2,333	**0.7%**	2,653	116	**0.6%**	132	NR
26	Starbucks	22	0	22	2,264	**0.7%**	2,264	40	**0.2%**	40	BBB+/Baa1/NR
27	Publix	3	1	4	2,211	**0.7%**	2,570	175	**0.9%**	220	NR
28	Dollar Tree	17	2	19	2,131	**0.6%**	2,293	186	**1.0%**	204	BBB/Baa2/NR
29	Staples	6	1	7	1,949	**0.6%**	2,176	118	**0.6%**	134	B-/B3/NR
30	Hobby Lobby	4	0	4	1,920	**0.6%**	1,920	222	**1.2%**	222	NR
31	Lowe's	2	2	4	1,918	**0.6%**	3,608	322	**1.7%**	531	BBB+/Baa1/NR
32	Tailored Brands (8)	10	2	12	1,885	**0.6%**	2,038	80	**0.4%**	87	B/NR/NR
33	Mattress Firm	12	3	15	1,856	**0.6%**	2,150	55	**0.3%**	65	NR
34	JPMorgan Chase	9	0	9	1,792	**0.5%**	1,792	40	**0.2%**	40	A-/A2/AA-
35	LA Fitness	2	1	3	1,764	**0.5%**	2,410	99	**0.5%**	130	B/B3/NR
36	Bath & Body Works	13	3	16	1,709	**0.5%**	1,937	50	**0.3%**	58	BB/Ba2/NR
37	JAB Holding (9)	11	1	12	1,694	**0.5%**	1,779	53	**0.3%**	56	NR/Baa1/NR
38	Franchise Group (10)	9	1	10	1,676	**0.5%**	1,771	99	**0.5%**	101	B-/B3/NR
39	Caleres Inc.	9	1	10	1,625	**0.5%**	1,805	81	**0.4%**	89	BB-/NR/NR
40	Target	2	0	2	1,610	**0.5%**	1,610	295	**1.6%**	295	A/A2/A
41	Darden (11)	8	0	8	1,602	**0.5%**	1,602	58	**0.3%**	58	BBB/Baa2/BBB
42	Verizon	10	2	12	1,586	**0.5%**	1,926	35	**0.2%**	42	BBB+/Baa1/A-
43	Inspire Brands (12)	17	0	17	1,570	**0.5%**	1,570	41	**0.2%**	41	B+/NR/NR
44	America's Best Contacts	14	3	17	1,537	**0.5%**	1,760	51	**0.3%**	59	NR
45	Xsport Fitness	1	0	1	1,502	**0.4%**	1,502	45	**0.2%**	45	NR
46	Carter's Childrenswear	11	1	12	1,460	**0.4%**	1,549	46	**0.2%**	49	BB+/NR/NR
47	Cinemark	1	2	3	1,430	**0.4%**	1,950	111	**0.6%**	176	BB-/NR/B+
48	Visionworks	11	3	14	1,372	**0.4%**	1,709	39	**0.2%**	48	NR
49	Brinker International (Chili's)	9	0	9	1,362	**0.4%**	1,362	52	**0.3%**	52	BB-/Ba3/NR
50	Fresh Market	3	1	4	1,313	**0.4%**	1,650	78	**0.4%**	96	NR
		507	102	609	$162,803	**48.5%**	$190,316	9,832	**52.6%**	11,841	
	Total Portfolio				$335,484	**100.0%**	$382,670	18,686	**100.0%**	21,938	

(1) T.J. Maxx (13) / Marshalls (15) / HomeGoods (13) / Sierra Trading (5) / Combo Store (2) / HomeSense (3)
(2) Dick's Sporting Goods (12) / Golf Galaxy (3)
(3) Ross Dress for Less (25) / dd's Discounts (1)
(4) Gap (2) / Old Navy (20) / Banana Republic (1)
(5) Kroger (2) / Harris Teeter (1) / King Soopers (1) / Mariano's (1) / Lucky's (1)
(6) Macy's Furniture (2) / Market by Macy's (2) / Bloomingdale's Outlet (1) / Bluemercury (1)
(7) Office Depot (4) / OfficeMax (4)
(8) Men's Wearhouse (10) / Jos. A. Bank (1) / K&G Fashion Superstore (1)
(9) Panera (11) / Bruegger's (1)
(10) Vitamin Shoppe (5) / Pet Supplies Plus (3) / American Freight (2)
(11) Longhorn Steakhouse (5) / Olive Garden (3)
(12) Dunkin (7) / Buffalo Wild Wings (6) / Jimmy John's (2) / Baskin Robbins (2)

Note: All data as of March 31, 2024

SITE Centers Corp.

Redevelopment Pipeline [1]

$ in thousands

Shopping Center	MSA	SITE Own %	Est. Yield (%)	Est. Net Costs	Costs to Date	Est. Remain. Costs	Placed In Service	CIP	Initial Occ.	Est. Stabilize	Key Tenants
University Hills	Denver, CO	100%		$6,718	$5,736	$982	$5,736	$0	3Q23	3Q24	Wendy's, Sweetgreen, Heyday
Shops at Framingham	Boston, MA	100%		2,414	2,303	111	0	2,303	2Q24	2Q24	Starbucks
Tanasbourne Town Center	Portland, OR	100%		15,573	10,826	4,747	0	10,826	2Q25	1Q26	New Seasons, Fast Casual Restaurant
Perimeter Pointe	Atlanta, GA	100%		0	1,417	0	0	1,417	TBD	TBD	—
Total Redevelopment Pipeline			**10%**	**$24,705**	**$20,282**	**$5,840**	**$5,736**	**$14,546**			
Other (2)				0	34,339	0	0	34,339			
Undeveloped land (3)				0	5,263	0	0	5,263			
Total Redevelopment Costs				**$24,705**	**$59,884**	**$5,840**	**$5,736**	**$54,148**			

(1) Projects included in SSNOI.
(2) Includes predevelopment and retenanting expenditures.
(3) Balance excludes owned land adjacent to existing centers with an estimated value of $9 million and the net book basis of the Company's Beachwood, OH headquarters office buildings of $25 million (non-income producing portion). The income producing portion of the Company's headquarters buildings generated $353 thousand of NOI in 1Q24.

SITE Centers Corp.
Transactions

$ and GLA in thousands

Acquisitions

	Property Name	MSA	SITE Own %	Owned GLA	Price At 100%	At Share
02/02/24	Meadowmont Village-Outparcels & Parcel K	Raleigh, NC	20%	14	$8,100	$1,620
02/14/24	Grove at Harper's Preserve	Houston-The Woodlands-Sugar Land, TX	100%	22	10,650	10,650
03/29/24	Shops at Gilbert Crossroads	Phoenix-Mesa-Scottsdale, AZ	100%	15	8,460	8,460
	1Q 2024 Total			**51**	**$27,210**	**$20,730**
04/17/24	Collection at Brandon Boulevard-Ground Lease	Tampa-St. Petersburg-Clearwater, FL	100%	0	$1,000	$1,000
	2Q 2024 QTD			**0**	**$1,000**	**$1,000**
	Total 2024 YTD			**51**	**$28,210**	**$21,730**

Dispositions

	Property Name	MSA	SITE Own %	Owned GLA	Price At 100%	At Share
01/22/24	The Marketplace at Highland Village	Dallas-Fort Worth-Arlington, TX	100%	207	$42,100	$42,100
01/26/24	Casselberry Commons (1)	Orlando-Kissimmee-Sanford, FL	100%	237	40,300	40,300
03/01/24	Chapel Hills East	Denver-Aurora-Lakewood, CO	100%	225	37,000	37,000
	1Q 2024 Total			**669**	**$119,400**	**$119,400**
04/17/24	Cool Springs Pointe	Nashville-Davidson-Murfreesboro-Franklin, TN	100%	198	$34,550	$34,550
04/25/24	Market Square (2)	Atlanta-Sandy Springs-Roswell, GA	100%	117	15,600	15,600
	2Q 2024 QTD			**315**	**$50,150**	**$50,150**
	Total 2024 YTD			**984**	**$169,550**	**$169,550**

(1) Excludes 8K SF retained by SITE Centers (Shops at Casselberry).
(2) Excludes 9K SF retained by SITE Centers (Plaza at Market Square).

SITE Centers Corp.
Debt Summary

$ in thousands

Debt Composition	Consolidated Debt			Unconsolidated Debt			Total Debt	
	100%	SITE Share	Interest Rate	100%	SITE Share	Interest Rate	SITE Share	Interest Rate
Unsecured Credit Facilities	$0	$0	-	$0	$0	-	$0	-
Unsecured Term Loan	200,000	200,000	3.99%	0	0	-	200,000	3.99%
Unsecured Public Debt	1,244,372	1,244,372	4.36%	0	0	-	1,244,372	4.36%
Fixed Rate Mortgage Loans	125,516	125,516	6.36%	380,600	76,120	7.48%	201,636	6.78%
Variable Rate Mortgage Loans	0	0	-	102,852	38,988	4.47%	38,988	4.47%
Subtotal	**$1,569,888**	**$1,569,888**	**4.47%**	**$483,452**	**$115,108**	**6.46%**	**$1,684,996**	**4.61%**
Fair Market Value Adjustment	160	160	-	0	0	-	160	-
Unamortized Loan Costs, Net	(4,817)	(4,817)	-	(18,292)	(3,707)	-	(8,524)	-
Total	**$1,565,231**	**$1,565,231**	**4.47%**	**$465,160**	**$111,401**	**6.46%**	**$1,676,632**	**4.61%**

Maturity Schedule[1]	Consolidated Maturities		Unconsolidated Maturities	Total 100%	Total SITE Share	Interest Rate
	Secured	Unsecured				
2024	$550	$0	$41,683	$42,233	$9,107	6.90%
2025	26,732	400,376	1,046	428,154	427,628	3.80%
2026	1,740	395,144	60,123	457,007	426,795	4.39%
2027	1,861	650,000	0	651,861	651,861	4.55%
2028	94,633	0	0	94,633	94,633	6.99%
2029	0	0	380,600	380,600	76,120	7.48%
2030	0	0	0	0	0	-
2031	0	0	0	0	0	-
2032	0	0	0	0	0	-
2033 and beyond	0	0	0	0	0	-
Unsecured debt discount	0	(1,148)	0	(1,148)	(1,148)	-
Total	**$125,516**	**$1,444,372**	**$483,452**	**$2,053,340**	**$1,684,996**	**4.61%**

% of Total (at SITE share)	Consolidated	Interest Rate	Unconsolidated	Interest Rate	Total	Interest Rate
Fixed	100.0%	4.47%	66.1%	7.48%	97.7%	4.61%
Variable	0.0%	0.00%	33.9%	4.47%	2.3%	4.47%

[1] Includes Consolidated and Unconsolidated Debt and assumes borrower extension options are exercised.
Note: Interest rate is GAAP at SITE Share.

SITE Centers Corp.
Debt Detail

$ in thousands

	Balance 100%	Balance SITE Share	Maturity Date	GAAP Interest Rate
Bank Debt				
Unsecured Term Loan ($200m)[1]	$200,000	$200,000	06/27	3.99%
Unsecured Revolver ($950m)	-	-	06/27	SOFR + 95[2]
	$200,000	$200,000		
Unsecured Debt				
Unsecured Notes - 2025	400,129	400,129	02/25	3.79%
Unsecured Notes - 2026	394,504	394,504	02/26	4.43%
Unsecured Notes - 2027	449,739	449,739	06/27	4.80%
	$1,244,372	$1,244,372		
Mortgage Debt				
DDRM Loan Pool B (2 assets)[3]	40,943	8,188	07/24	6.90%
Shoppes at Addison Place (North), FL	8,655	8,655	02/25	4.08%
Shoppes at Addison Place (South), FL	6,512	6,512	02/25	4.11%
Shoppes at Addison Place (Outlot), FL	1,249	1,249	02/25	4.08%
Southtown Center, FL	9,100	9,100	05/25	3.51%
Deer Park Town Center, IL[4]	61,909	30,800	12/26	3.83%
Nassau Park Pavilion, NJ	100,000	100,000	11/28	6.99%
DTP Loan Pool (10 assets)	380,600	76,120	01/29	7.48%
	$608,968	$240,624		
Consolidated & Unconsolidated Debt Subtotal	**$2,053,340**	**$1,684,996**		
FMV Adjustment – Assumed Debt	160	160		
Unamortized Loan Costs, Net	(23,109)	(8,524)		
Total Consolidated & Unconsolidated Debt	**$2,030,391**	**$1,676,632**		
Rate Type				
Fixed	$1,950,488	$1,646,008	2.4 years	4.61%
Variable	102,852	38,988	2.2 years	4.47%
	$2,053,340	$1,684,996	2.4 years	4.61%
Perpetual Preferred Stock				
Class A	175,000	175,000	N/A[5]	6.38%

Note: Maturity dates assume all borrower extension options are exercised. GAAP interest rates shown as swapped or capped all-in interest rate where applicable.

[1] Fixed all-in swap rate through June 2027.

[2] Excludes loan fees and unamortized loan costs.

[3] 3.00% SOFR Interest Rate Cap through July 2024.

[4] 1.00% SOFR Interest Rate Cap through December 2024. Debt shown at share including promote.

[5] Redeemable at par as of June 2022.

SITE Centers Corp.
Debt/Adjusted EBITDA

$ in thousands

	Twelve months ended March 31, 2024	Twelve months ended March 31, 2023
Consolidated		
Consolidated net income to SITE	**$226,867**	**$170,067**
Interest expense	80,993	79,357
Tax expense	2,084	776
Depreciation and amortization	201,594	207,198
EBITDA	**511,538**	**457,398**
Impairment charges	66,600	2,536
Gain on sale and change in control of interests	0	(45,974)
Gain on disposition of real estate, net	(250,535)	(46,991)
EBITDAre	**327,603**	**366,969**
Separation and other charges	5,163	0
Equity in net income of JVs	(5,235)	(29,082)
Loss on equity derivative instruments	1,994	0
Gain on debt retirement	(760)	0
Transaction, debt extinguishment and other	6,661	2,217
JV OFFO (at SITE Share)	8,255	10,962
Adjusted EBITDA (1)	**343,681**	**351,066**
Consolidated debt-average	1,673,750	1,770,299
Loan costs, net-average	4,993	5,350
Face value adjustments-average	(391)	(849)
Cash and restricted cash-average	(291,089)	(22,337)
Average net effective debt	**$1,387,263**	**$1,752,463**
Debt/Adjusted EBITDA – Consolidated (2)	**4.0x**	**5.0x**
Pro rata including JVs		
EBITDAre	329,950	347,829
Adjusted EBITDA	**349,847**	**358,398**
Consolidated net debt-average	1,387,263	1,752,463
JV debt (at SITE Share)-average	118,038	148,086
JV cash and restricted cash (at SITE Share)-average	(14,391)	(11,926)
Average net effective debt	**$1,490,910**	**$1,888,623**
Debt/Adjusted EBITDA – Pro Rata (2)	**4.3x**	**5.3x**

(1) See definition in the Non-GAAP Measures section.
(2) Excludes perpetual preferred stock.

SITE Centers Corp.
Unconsolidated Joint Ventures

$ and GLA in thousands

Joint Venture	SITE Own %	Number of Properties	Owned GLA	Leased Rate	ABR	1Q24 NOI at 100% (1)	Gross RE Assets	Debt Balance at 100% (2)
Chinese Institutional Investors								
DTP	20%	10	3,397	95.8%	$14.91	$12,165	$594,035	$380,600
Madison International								
DDRM	20%	2	444	89.9%	$18.16	1,363	105,819	40,943
Prudential								
RVIP IIIB, Deer Park, IL (3)	50%	1	357	81.2%	$37.82	1,896	108,337	61,909
Total		**13**	**4,198**			$15,424	**$808,191**	**$483,452**
Property management fees						749 (1)		
NOI from assets sold						13		
Net operating income						**$16,186** (4)		

(1) Property management fees charged by SITE to the joint venture are included as an expense in NOI, although presented in the combined income statement on the next page in the Other Expense line item.

(2) Excludes unamortized loan costs, net of $18.3 million or $3.7 million at SITE's share.

(3) Ownership shown at share including promote.

(4) Amount agrees to the combined income statement of the joint ventures which includes a reconciliation of the Non-GAAP measure to the applicable GAAP measure. See calculation definition in the Non-GAAP Measures section.

SITE Centers Corp.
Unconsolidated Joint Ventures

Combined SITE JV Pro Rata Adjustments (1)

Income Statement Pro Rata Adjustments 1Q24		Balance Sheet Pro Rata Adjustments 1Q24	
Revenues:		**Assets:**	
Rental Income (2)	$5,237	Land	$40,230
Other income (3)	76	Buildings	135,761
	5,313	Improvements	17,878
Expenses:			193,869
Operating and maintenance	832	Depreciation	(58,401)
Real estate taxes	651		135,468
	1,483	Construction in progress and land	0
Net Operating Income	**3,830**	Real estate, net	135,468
		Investment in JVs	(91)
Other Income (expense):		Cash and restricted cash	12,007
Fee income	(346)	Receivables, net	2,367
Interest expense	(1,832)	Other assets, net	6,070
Depreciation and amortization	(1,727)	**Total Assets**	**155,821**
Other income (expense), net	(95)		
Loss before earnings from JVs	**(170)**	**Liabilities and Equity:**	
Equity in net income of JVs	(17)	Mortgage debt	111,401
Basis differences of JVs	193	Notes payable to SITE	527
Loss on disposition of real estate	(6)	Other liabilities	8,528
Net income	**$0**	**Total Liabilities**	**120,456**
		JVs share of equity	(91)
FFO Reconciliation 1Q24		Distributions in excess of net income	35,456
Loss before earnings from JVs	**($170)**	**Total Equity**	**35,365**
Depreciation and amortization	1,727	**Total Liabilities and Equity**	**$155,821**
Basis differences of JVs	27		
FFO at SITE's Ownership Interests	**$1,584**		
OFFO at SITE's Ownership Interests	**$1,661**		

(1) Information provided for SITE's share of JV investments and can be combined with SITE's consolidated financial statements for the same period.

(2) **Rental Income:**

Minimum rents	$3,630
Ground lease minimum rents	147
Straight-line rent, net	34
Amortization of (above) below market rent, net	117
Percentage and overage rent	77
Recoveries	1,177
Uncollectible revenue	55

(3) **Other Income:**

Ancillary and other rental income	76

SITE Centers Corp.
Unconsolidated Joint Ventures at 100%

$ in thousands

Combined Income Statement

	1Q24	1Q23
Revenues:		
Rental income (1)	$21,758	$24,316
Other income (2)	296	374
	22,054	24,690
Expenses:		
Operating and maintenance	3,294	3,619
Real estate taxes	2,574	2,945
	5,868	6,564
Net operating income	**16,186**	**18,126**
Other income (expense):		
Interest expense	(8,271)	(7,041)
Depreciation and amortization	(7,145)	(9,062)
Other income (expense), net	(1,896)	(2,560)
	(1,126)	(537)
(Loss) gain on disposition of real estate, net	(29)	5,304
Net (loss) income attributable to unconsolidated JVs	**(1,155)**	**4,767**
Depreciation and amortization	7,145	9,062
Loss (gain) on disposition of real estate, net	29	(5,304)
FFO	**$6,019**	**$8,525**
FFO at SITE's ownership interests	**$1,584**	**$1,982**
Operating FFO at SITE's ownership interests	**$1,661**	**$2,148**
(1) Rental Income:		
Minimum rents	14,947	$17,397
Ground lease minimum rents	734	722
Straight-line rent, net	134	79
Amortization of (above) below market rent, net	586	421
Percentage and overage rent	245	385
Recoveries	4,866	5,318
Uncollectible revenue	246	(6)
(2) Other Income:		
Ancillary and other rental income	296	374

Combined Balance Sheet

	At Period End	
	1Q24	4Q23
Assets:		
Land	$185,384	$180,588
Buildings	562,013	558,585
Improvements	60,794	58,626
	808,191	797,799
Depreciation	(193,232)	(187,557)
	614,959	610,242
Construction in progress and land	0	1,616
Real estate, net	614,959	611,858
Cash and restricted cash	37,665	41,250
Receivables, net	9,486	9,847
Other assets, net	24,716	25,498
Total Assets	**686,826**	**688,453**
Liabilities and Equity:		
Mortgage debt	465,160	464,255
Notes and accrued interest payable to SITE	2,007	2,627
Other liabilities	35,888	36,279
Total Liabilities	**503,055**	**503,161**
Accumulated equity	183,771	185,292
Total Equity	**183,771**	**185,292**
Total Liabilities and Equity	**$686,826**	**$688,453**

SITE Centers Corp.
Property List as of March 31, 2024

Note: GLA in thousands. Anchors include tenants greater than 20K SF.

#	Center	MSA	Location	ST	SITE Own %	JV	Owned GLA	ABR PSF	Anchor Tenants
1	Chandler Center	Phoenix-Mesa-Scottsdale, AZ	Chandler	AZ	100%		7	$43.58	—
2	Shops at Gilbert Crossroads	Phoenix-Mesa-Scottsdale, AZ	Gilbert	AZ	100%		15	$38.04	—
3	Shops at Power and Baseline	Phoenix-Mesa-Scottsdale, AZ	Mesa	AZ	100%		4	$56.22	—
4	Shops at Lake Pleasant	Phoenix-Mesa-Scottsdale, AZ	Peoria	AZ	100%		47	$40.25	—
5	Ahwatukee Foothills Towne Center	Phoenix-Mesa-Scottsdale, AZ	Phoenix	AZ	20%	DTP	691	$18.25	AMC Theatres, Best Buy, Big Lots, Burlington, HomeGoods, JOANN, Lina Home Furnishings, Marshalls, Michaels, OfficeMax, Ross Dress for Less, Sprouts Farmers Market
6	Arrowhead Crossing	Phoenix-Mesa-Scottsdale, AZ	Phoenix	AZ	100%		353	$16.98	Burlington, DSW, Golf Galaxy, Hobby Lobby, HomeGoods, Nordstrom Rack, Staples, T.J. Maxx
7	Deer Valley Towne Center	Phoenix-Mesa-Scottsdale, AZ	Phoenix	AZ	100%		190	$21.07	Michaels, PetSmart, Ross Dress for Less
8	Paradise Village Gateway	Phoenix-Mesa-Scottsdale, AZ	Phoenix	AZ	100%		295	$26.09	PetSmart, Ross Dress for Less, Sun & Ski Sports
9	Artesia Village	Phoenix-Mesa-Scottsdale, AZ	Scottsdale	AZ	100%		21	$40.90	—
10	Northsight Plaza	Phoenix-Mesa-Scottsdale, AZ	Scottsdale	AZ	100%		10	$35.00	—
11	Broadway Center	Phoenix-Mesa-Scottsdale, AZ	Tempe	AZ	100%		11	$36.68	—
12	Falcon Ridge Town Center	Los Angeles-Long Beach-Anaheim, CA	Fontana	CA	100%		277	$23.59	24 Hour Fitness, Michaels, Ross Dress for Less, Stater Bros Markets
13	The Pike Outlets	Los Angeles-Long Beach-Anaheim, CA	Long Beach	CA	100%		389	$25.28	Cinemark, H & M, Nike, Restoration Hardware
14	Creekside Plaza	Sacramento-Roseville-Arden-Arcade, CA	Roseville	CA	100%		32	$42.83	—
15	Ridge at Creekside	Sacramento-Roseville-Arden-Arcade, CA	Roseville	CA	100%		243	$27.63	Macy's Furniture Gallery, REI, World Market
16	La Fiesta Square	San Francisco-Oakland-Hayward, CA	Lafayette	CA	100%		53	$55.59	—
17	Lafayette Mercantile	San Francisco-Oakland-Hayward, CA	Lafayette	CA	100%		22	$56.32	—
18	Whole Foods at Bay Place	San Francisco-Oakland-Hayward, CA	Oakland	CA	100%		57	$51.02	Whole Foods
19	Hilltop Plaza	San Francisco-Oakland-Hayward, CA	Richmond	CA	20%	DDRM	246	$16.17	99 Cents Only, Century Theatre, City Sports Club, dd's Discounts, Ross Dress for Less
20	Centennial Promenade	Denver-Aurora-Lakewood, CO	Centennial	CO	100%		443	$20.23	American Freight, Conn's, Golf Galaxy, HomeGoods, Michaels, Movement Climbing Yoga And Fitness, Ross Dress for Less, Stickley Furniture, Total Wine & More
21	Chapel Hills West	Denver-Aurora-Lakewood, CO	Colorado Springs	CO	100%		225	$12.21	Burlington, PetSmart, Ross Dress for Less, Urban Air Adventure Park
22	Parker Keystone	Denver-Aurora-Lakewood, CO	Denver	CO	100%		17	$41.14	—
23	Shops on Montview	Denver-Aurora-Lakewood, CO	Denver	CO	100%		9	$37.90	—
24	University Hills	Denver-Aurora-Lakewood, CO	Denver	CO	100%		236	$21.31	King Soopers, Marshalls, Michaels
25	FlatAcres MarketCenter	Denver-Aurora-Lakewood, CO	Parker	CO	100%		136	$17.57	24 Hour Fitness, Michaels
26	Parker Pavilions	Denver-Aurora-Lakewood, CO	Parker	CO	100%		96	$22.34	Office Depot
27	Guilford Commons	Hartford-West Hartford-East Hartford, CT	Guilford	CT	100%		129	$22.01	The Fresh Market
28	Connecticut Commons	Hartford-West Hartford-East Hartford, CT	Plainville	CT	20%	DTP	561	$13.81	AMC Theatres, Dick's Sporting Goods, DSW, Kohl's, Lowe's, Marshalls, PetSmart
29	Estero Crossing	Cape Coral-Fort Myers, FL	Estero	FL	100%		34	$33.58	—
30	Shoppes at Paradise Pointe	Crestview-Fort Walton Beach-Destin, FL	Fort Walton Beach	FL	100%		73	$12.73	Publix
31	Shops at Boca Center	Miami-Fort Lauderdale-West Palm Beach, FL	Boca Raton	FL	100%		117	$42.17	Total Wine & More
32	Village Square at Golf	Miami-Fort Lauderdale-West Palm Beach, FL	Boynton Beach	FL	100%		135	$18.21	KC Mart
33	Shoppes at Addison Place	Miami-Fort Lauderdale-West Palm Beach, FL	Delray Beach	FL	100%		56	$46.39	—
34	Concourse Village	Miami-Fort Lauderdale-West Palm Beach, FL	Jupiter	FL	100%		134	$19.10	Ross Dress for Less, T.J. Maxx
35	The Shops at Midtown Miami	Miami-Fort Lauderdale-West Palm Beach, FL	Miami	FL	100%		467	$22.84	Dick's Sporting Goods, HomeGoods, Marshalls, Nordstrom Rack, Ross Dress for Less, Target, west elm
36	The Fountains	Miami-Fort Lauderdale-West Palm Beach, FL	Plantation	FL	100%		430	$17.17	Dick's Sporting Goods, JOANN, Kohl's, Marshalls/HomeGoods, Total Wine & More, Urban Air Trampoline & Adventure Park
37	Midway Plaza	Miami-Fort Lauderdale-West Palm Beach, FL	Tamarac	FL	100%		228	$15.30	Publix, Ross Dress for Less
38	Carillon Place	Naples-Immokalee-Marco Island, FL	Naples	FL	100%		265	$16.20	Bealls OUTLET, DSW, OfficeMax, Ross Dress for Less, T.J. Maxx, Walmart Market
39	Shops at Casselberry	Orlando-Kissimmee-Sanford, FL	Casselberry	FL	100%		8	$28.76	—

SITE Centers Corp.
Property List as of March 31, 2024

Note: GLA in thousands. Anchors include tenants greater than 20K SF.

#	Center	MSA	Location	ST	SITE Own %	JV	Owned GLA	ABR PSF	Anchor Tenants
40	Lee Vista Promenade	Orlando-Kissimmee-Sanford, FL	Orlando	FL	100%		314	$17.39	Academy Sports, Bealls OUTLET, Epic Theatres, HomeGoods, Michaels, Ross Dress for Less
41	Millenia Crossing	Orlando-Kissimmee-Sanford, FL	Orlando	FL	100%		100	$23.14	Nordstrom Rack
42	Winter Garden Village	Orlando-Kissimmee-Sanford, FL	Winter Garden	FL	100%		759	$22.50	Bealls, Best Buy, Burlington, Forever 21, Havertys, JOANN, LA Fitness, Market By Macy's, Marshalls, PetSmart, Ross Dress for Less, Staples
43	Lake Brandon Village	Tampa-St. Petersburg-Clearwater, FL	Brandon	FL	100%		114	$15.48	PetSmart, Scandinavian Designs, Sprouts Farmers Market
44	The Collection at Brandon Boulevard	Tampa-St. Petersburg-Clearwater, FL	Brandon	FL	100%		222	$13.81	Bealls OUTLET, Chuck E. Cheese's, Crunch Fitness, Kane's Furniture
45	The Shoppes of Boot Ranch	Tampa-St. Petersburg-Clearwater, FL	Palm Harbor	FL	100%		52	$29.28	—
46	Southtown Center	Tampa-St. Petersburg-Clearwater, FL	Tampa	FL	100%		44	$40.28	—
47	Alpha Soda Center	Atlanta-Sandy Springs-Roswell, GA	Alpharetta	GA	100%		15	$39.98	—
48	Shoppes of Crabapple	Atlanta-Sandy Springs-Roswell, GA	Alpharetta	GA	100%		8	$29.92	—
49	Hammond Springs	Atlanta-Sandy Springs-Roswell, GA	Atlanta	GA	100%		69	$31.87	—
50	Parkwood Shops	Atlanta-Sandy Springs-Roswell, GA	Atlanta	GA	100%		20	$24.62	—
51	Perimeter Pointe	Atlanta-Sandy Springs-Roswell, GA	Atlanta	GA	100%		360	$17.63	Dick's Sporting Goods, LA Fitness, Regal Cinemas
52	Cumming Marketplace	Atlanta-Sandy Springs-Roswell, GA	Cumming	GA	100%		310	$14.37	Lowe's, Marshalls, Michaels, OfficeMax
53	Cumming Town Center	Atlanta-Sandy Springs-Roswell, GA	Cumming	GA	100%		311	$17.03	Ashley Furniture HomeStore, Best Buy, Burlington, Dick's Sporting Goods, T.J. Maxx/HomeGoods
54	Market Square	Atlanta-Sandy Springs-Roswell, GA	Douglasville	GA	100%		125	$13.35	Aaron's
55	Barrett Corners	Atlanta-Sandy Springs-Roswell, GA	Kennesaw	GA	100%		19	$47.14	—
56	Towne Center Prado	Atlanta-Sandy Springs-Roswell, GA	Marietta	GA	20%	DTP	287	$13.00	Going Going Gone, Publix, Ross Dress for Less
57	Sandy Plains Village	Atlanta-Sandy Springs-Roswell, GA	Roswell	GA	100%		174	$14.35	Movie Tavern, Painted Tree Marketplace
58	Presidential Commons	Atlanta-Sandy Springs-Roswell, GA	Snellville	GA	100%		274	$16.34	Burlington, JOANN, Kroger
59	Presidential Plaza North	Atlanta-Sandy Springs-Roswell, GA	Snellville	GA	100%		11	$42.50	—
60	Johns Creek Town Center	Atlanta-Sandy Springs-Roswell, GA	Suwanee	GA	100%		303	$16.60	HomeGoods, Kohl's, Market By Macy's, Michaels, PetSmart, Sprouts Farmers Market
61	3030 North Broadway	Chicago-Naperville-Elgin, IL-IN-WI	Chicago	IL	100%		132	$35.61	Mariano's, XSport Fitness
62	The Maxwell	Chicago-Naperville-Elgin, IL-IN-WI	Chicago	IL	100%		240	$25.87	Burlington, Dick's Sporting Goods, Nordstrom Rack
63	Deer Park Town Center	Chicago-Naperville-Elgin, IL-IN-WI	Deer Park	IL	50%	RVIP IIIB	357	$37.87	Century Theatre, Crate & Barrel, Gap
64	Woodfield Village Green	Chicago-Naperville-Elgin, IL-IN-WI	Schaumburg	IL	100%		360	$24.28	Bloomingdale's The Outlet Store, Container Store, HomeGoods, Marshalls, Michaels, Nordstrom Rack, PetSmart, Sierra Trading Post, Trader Joe's
65	Brookside Marketplace	Chicago-Naperville-Elgin, IL-IN-WI	Tinley Park	IL	20%	DTP	317	$15.97	Best Buy, Dick's Sporting Goods, HomeGoods, Michaels, PetSmart, Ross Dress for Less, T.J. Maxx
66	Shops at Framingham	Boston-Cambridge-Newton, MA-NH	Framingham	MA	100%		19	$56.90	—
67	Foxtail Center	Baltimore-Columbia-Towson, MD	Timonium	MD	100%		30	$35.26	—
68	Independence Commons	Kansas City, MO-KS	Independence	MO	20%	DTP	386	$15.54	AMC Theatres, Best Buy, Bob's Discount Furniture, Kohl's, Marshalls, Ross Dress for Less
69	The Promenade at Brentwood	St. Louis, MO-IL	Brentwood	MO	100%		338	$16.31	Burlington, Micro Center, PetSmart, Target, Trader Joe's
70	East Hanover Plaza	New York-Newark-Jersey City, NY-NJ-PA	East Hanover	NJ	100%		98	$21.52	HomeGoods, HomeSense
71	Edgewater Towne Center	New York-Newark-Jersey City, NY-NJ-PA	Edgewater	NJ	100%		76	$31.49	Whole Foods
72	Freehold Marketplace	New York-Newark-Jersey City, NY-NJ-PA	Freehold	NJ	100%		21	$37.18	—
73	Route 22 Retail Center	New York-Newark-Jersey City, NY-NJ-PA	Union	NJ	20%	DTP	112	$16.43	Big Lots, Dick's Sporting Goods
74	Echelon Village Plaza	Philadelphia-Camden-Wilmington, PA-NJ-DE-MD	Voorhees	NJ	100%		89	$13.49	The Edge Fitness Clubs
75	Hamilton Marketplace	Trenton, NJ	Hamilton	NJ	100%		547	$20.93	Barnes & Noble, Burlington, Kohl's, Michaels, Ross Dress for Less, ShopRite, Staples
76	Nassau Park Pavilion	Trenton, NJ	Princeton	NJ	100%		759	$16.07	At Home, Best Buy, Burlington, Dick's Sporting Goods, HomeGoods, HomeSense, Michaels, PetSmart, Planet Fitness, Raymour & Flanigan, T.J. Maxx, Wegmans
77	The Hub	New York-Newark-Jersey City, NY-NJ-PA	Hempstead	NY	100%		249	$13.42	Home Depot, Stop & Shop
78	Belgate Plaza	Charlotte-Concord-Gastonia, NC-SC	Charlotte	NC	100%		20	$36.55	—

SITE Centers Corp.
Property List as of March 31, 2024

Note: GLA in thousands. Anchors include tenants greater than 20K SF.

#	Center	MSA	Location	ST	SITE Own %	JV	Owned GLA	ABR PSF	Anchor Tenants
79	Belgate Shopping Center	Charlotte-Concord-Gastonia, NC-SC	Charlotte	NC	100%		269	$16.08	Burlington, Cost Plus World Market, Hobby Lobby, Marshalls, Old Navy, PetSmart, T.J. Maxx
80	Carolina Pavilion	Charlotte-Concord-Gastonia, NC-SC	Charlotte	NC	100%		701	$14.85	AMC Theatres, American Freight Outlet Stores, AutoZone, Big Lots, Burlington, Conn's, Floor & Decor, Frontgate Outlet Store, JOANN, Nordstrom Rack, Old Navy, Ross Dress for Less, Value City Furniture
81	Point at University	Charlotte-Concord-Gastonia, NC-SC	Charlotte	NC	100%		14	$38.58	—
82	The Shops at The Fresh Market	Charlotte-Concord-Gastonia, NC-SC	Cornelius	NC	100%		132	$18.45	HomeSense, The Fresh Market, Total Wine & More
83	Meadowmont Village	Raleigh, NC	Chapel Hill	NC	20%	DDRM	199	$22.80	Harris Teeter
84	Poyner Place	Raleigh, NC	Raleigh	NC	20%	DTP	252	$16.89	Cost Plus World Market, Marshalls, Michaels, Ross Dress for Less, Urban Air Trampoline & Adventure Park
85	University Centre	Wilmington, NC	Wilmington	NC	20%	DTP	418	$10.92	Lowe's, Old Navy, Ollie's Bargain Outlet, Ross Dress for Less
86	Kenwood Square	Cincinnati, OH-KY-IN	Cincinnati	OH	100%		427	$17.95	Big Sandy Superstore, Dick's Sporting Goods, Macy's Furniture Gallery, Marshalls/HomeGoods, Michaels, T.J. Maxx, The Fresh Market
87	Stow Community Center	Cleveland-Elyria, OH	Stow	OH	100%		406	$12.66	Giant Eagle, Hobby Lobby, HomeGoods, Kohl's, T.J. Maxx
88	Easton Market	Columbus, OH	Columbus	OH	100%		502	$15.70	Burlington, DSW, HomeGoods, Marshalls, Michaels, Nordstrom Rack, PetSmart, Ross Dress for Less, Sierra Trading Post, T.J. Maxx, Value City Furniture
89	Polaris Towne Center	Columbus, OH	Columbus	OH	100%		459	$17.41	Best Buy, JOANN, Kroger, OfficeMax, T.J. Maxx
90	Tanasbourne Town Center	Portland-Vancouver-Hillsboro, OR-WA	Hillsboro	OR	100%		287	$24.82	Marshalls, Michaels, Ross Dress for Less, Sierra Trading Post
91	The Blocks	Portland-Vancouver-Hillsboro, OR-WA	Portland	OR	100%		97	$36.21	—
92	Southmont Plaza	Allentown-Bethlehem-Easton, PA-NJ	Easton	PA	100%		251	$16.96	Barnes & Noble, Best Buy, Dick's Sporting Goods, Michaels, Staples
93	Ashley Crossing	Charleston-North Charleston, SC	Charleston	SC	20%	DTP	208	$11.46	Food Lion, JOANN, Kohl's, Marshalls
94	Cool Springs Pointe	Nashville-Davidson-Murfreesboro-Franklin, TN	Brentwood	TN	100%		198	$16.47	Best Buy, Restoration Hardware, Ross Dress for Less
95	Oaks at Slaughter	Austin, TX	Austin	TX	100%		26	$35.62	—
96	Vintage Plaza	Austin, TX	Round Rock	TX	100%		41	$28.01	—
97	Grove at Harper's Preserve	Houston-The Woodlands-Sugar Land, TX	Conroe	TX	100%		21	$32.92	—
98	Briarcroft Center	Houston-The Woodlands-Sugar Land, TX	Houston	TX	100%		33	$42.38	—
99	Marketplace at 249	Houston-The Woodlands-Sugar Land, TX	Houston	TX	100%		17	$38.36	—
100	Shops at Tanglewood	Houston-The Woodlands-Sugar Land, TX	Houston	TX	100%		26	$48.17	—
101	Bandera Pointe	San Antonio-New Braunfels, TX	San Antonio	TX	100%		441	$11.36	Gold's Gym, JOANN, Lowe's, Old Navy, PetSmart, Ross Dress for Less, T.J. Maxx, Urban Air Trampoline & Adventure Park
102	Shops at Bandera Pointe	San Antonio-New Braunfels, TX	San Antonio	TX	100%		48	$25.69	—
103	Village at Stone Oak	San Antonio-New Braunfels, TX	San Antonio	TX	100%		442	$19.16	Alamo Drafthouse Cinema, Hobby Lobby, HomeGoods, Ross Dress for Less
104	Emmet Street North	Charlottesville, VA	Charlottesville	VA	100%		2	$78.55	—
105	Emmet Street Station	Charlottesville, VA	Charlottesville	VA	100%		11	$52.08	—
106	Commonwealth Center	Richmond, VA	Midlothian	VA	20%	DTP	166	$15.99	Michaels, Painted Tree Marketplace, The Fresh Market
107	Towne Crossing Shops	Richmond, VA	Midlothian	VA	100%		7	$39.79	—
108	Downtown Short Pump	Richmond, VA	Richmond	VA	100%		126	$22.32	Barnes & Noble, Regal Cinemas
109	White Oak Village	Richmond, VA	Richmond	VA	100%		432	$17.11	JCPenney, K&G Fashion Superstore, Michaels, PetSmart, Publix
110	Boulevard Marketplace	Washington-Arlington-Alexandria, DC-VA-MD-WV	Fairfax	VA	100%		19	$41.88	—
111	Fairfax Marketplace	Washington-Arlington-Alexandria, DC-VA-MD-WV	Fairfax	VA	100%		19	$58.39	—
112	Fairfax Pointe	Washington-Arlington-Alexandria, DC-VA-MD-WV	Fairfax	VA	100%		10	$50.34	—
113	Fairfax Towne Center	Washington-Arlington-Alexandria, DC-VA-MD-WV	Fairfax	VA	100%		253	$25.62	JOANN, Regal Cinemas, Safeway, T.J. Maxx
114	Springfield Center	Washington-Arlington-Alexandria, DC-VA-MD-WV	Springfield	VA	100%		177	$23.21	Barnes & Noble, DSW, Marshalls, Michaels, The Tile Shop

DDRM - DDRM Properties
DTP - Dividend Trust Portfolio
RVIP IIIB - Deer Park, IL

25

SITE Centers Corp.
Notable Accounting and Supplemental Policies

The information contained in the Quarterly Financial Supplement does not purport to disclose all items required by the accounting principles generally accepted in the United States of America ("GAAP") and is unaudited information. The Company's Quarterly Financial Supplement should be read in conjunction with the Company's Form 10-K and Form 10-Q.

Rental Income (Revenues)
- Percentage and overage rents that are recognized after the tenants' reported sales have exceeded the applicable sales breakpoint.
- Tenant reimbursements are recognized in the period in which the expenses are incurred.
- Lease termination fees are recognized upon termination of a tenant's lease when the Company has no further obligations under the lease.

Lease Modification Accounting
- Elected not to apply lease modification accounting to lease amendments in which the total amount of rent due under the lease is substantially the same and there has been no increase in the lease term. A majority of the Company's concession amendments within this category provide for the deferral of rental payments to a later date within the remaining lease term.
- If abatements are granted as part of a lease amendment, the Company has elected to not treat the abatements as variable rent and instead will record the concession's impact over the tenant's remaining lease term on a straight-line basis. Modifications to leases that involve an increase in the lease term have been treated as a lease modification.
- For those tenants where the Company is unable to assert that collection of amounts due over the lease term is probable, regardless if the Company has entered into a deferral agreement to extend the payment terms, the Company has categorized these tenants on the cash basis of accounting. As a result, no rental income is recognized from such tenants once they have been placed on the cash basis of accounting until payments are received and all existing accounts receivable relating to these tenants have been reserved in full, including straight-line rental income. The Company will remove the cash basis designation and resume recording rental income from such tenants during the period earned at such time it believes collection from the tenants is probable based upon a demonstrated payment history or recapitalization event.

General and Administrative Expenses
- General and administrative expenses include certain internal leasing salaries, legal salaries and related expenses associated with the leasing of space which are charged to operations as incurred.
- The Company does not capitalize any executive officer compensation.
- General and administrative expenses include executive property management compensation and related expenses. Property management services' direct compensation is reflected in operating and maintenance expenses.

Deferred Financing Costs
- Costs incurred in obtaining term financing are included as a reduction of the related debt liability and costs incurred related to the revolving credit facilities are included in other assets on the consolidated balance sheets. All costs are amortized on a straight-line basis over the term of the related debt agreement; such amortization is reflected as interest expense in the consolidated income statements.

SITE Centers Corp.
Notable Accounting and Supplemental Policies

Real Estate

- Real estate assets are stated at cost less accumulated depreciation, which, in the opinion of management, is not in excess of the individual property's estimated undiscounted future cash flows, including estimated proceeds from disposition.
- Construction in progress includes shopping center developments and significant expansions and redevelopments.
- Acquisitions of a partner's interest in an unconsolidated joint venture in which a change of control has occurred are recorded at fair value.
- Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings	30 to 40 years
Building Improvements	3 to 20 years
Furniture/Fixtures/ Tenant Improvements	Shorter of economic life or lease terms

Capitalization

- Expenditures for maintenance and repairs are charged to operations as incurred. Renovations and expenditures that improve or extend the life of the asset are capitalized.
- The Company capitalizes interest on funds used for the construction or expansion of shopping centers and certain construction administration costs. Capitalization of interest and administration costs ceases when construction activities are completed and the property is available for occupancy by tenants or when activities are suspended.
- Interest expense and real estate taxes incurred during construction are capitalized and depreciated over the building life. The Company does not capitalize interest on land held for development which is on hold and is not undergoing any development activities.

Gains on Sales of Real Estate

- Gains on sales of real estate generally related to the sale of outlots and land adjacent to existing shopping centers are recognized at closing when the earnings process is deemed to be complete.

Leasing Spreads

- Cash Leasing Spreads are calculated by comparing the prior tenant's annual base rent in the final year of the prior lease to the executed tenant's annual base rent in the first year of the executed lease.
- Straight-Lined Leasing Spreads are calculated by comparing the prior tenant's average base rent over the prior lease term to the executed tenant's average base rent over the term of the executed lease.
- For both Cash and Straight-Lined Leasing Spreads, the reported calculations of "Comparable", only include deals executed within one year of the date that the prior tenant vacated. Deals executed after one year of the date the prior tenant vacated, deals which are a combination of existing units, new leases at "Redevelopment" properties, and deals for units vacant at the time of acquisition are considered non-comparable and excluded from the calculation.

Net Effective Rents

- Net effective rents are calculated as a weighted average per rentable square foot over the lease term with full consideration for all costs associated with leasing the space rather than pro rata costs. Landlord work represents property level improvements associated with the lease transactions; however, those improvements are attributed to the landlord's property value and typically extend the life of the asset in excess of the lease term.

SITE Centers Corp.
Non-GAAP Measures

Performance Measures

FFO and Operating FFO

The Company believes that Funds from Operations ("FFO") and Operating FFO, both non-GAAP financial measures, provide additional and useful means to assess the financial performance of REITs. FFO and Operating FFO are frequently used by the real estate industry, as well as securities analysts, investors and other interested parties, to evaluate the performance of REITs. The Company also believes that FFO and Operating FFO more appropriately measure the core operations of the Company and provide benchmarks to its peer group.

FFO excludes GAAP historical cost depreciation and amortization of real estate and real estate investments, which assume that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions, and many companies use different depreciable lives and methods. Because FFO excludes depreciation and amortization unique to real estate and gains and losses from depreciable property dispositions, it can provide a performance measure that, when compared year over year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, interest costs and acquisition, disposition and development activities. This provides a perspective of the Company's financial performance not immediately apparent from net income determined in accordance with GAAP.

FFO is generally defined and calculated by the Company as net income (loss) (computed in accordance with GAAP), adjusted to exclude (i) preferred share dividends, (ii) gains and losses from disposition of real estate property and related investments, which are presented net of taxes, (iii) impairment charges on real estate property and related investments, (iv) gains and losses from changes in control and (v) certain non-cash items. These non-cash items principally include real property depreciation and amortization of intangibles, equity income (loss) from joint ventures and equity income (loss) from non-controlling interests and adding the Company's proportionate share of FFO from its unconsolidated joint ventures and non-controlling interests, determined on a consistent basis. The Company's calculation of FFO is consistent with the definition of FFO provided by NAREIT.

The Company believes that certain charges, income and gains/losses recorded in its operating results are not comparable or reflective of its core operating performance. Operating FFO is useful to investors as the Company removes non-comparable charges, income and gains to analyze the results of its operations and assess performance of the core operating real estate portfolio. As a result, the Company also computes Operating FFO and discusses it with the users of its financial statements, in addition to other measures such as net income (loss) determined in accordance with GAAP and FFO. Operating FFO is generally defined and calculated by the Company as FFO excluding certain charges, income and gains/losses that management believes are not comparable and indicative of the results of the Company's operating real estate portfolio. Such adjustments include write-off of preferred share original issuance costs, gains/losses on the early extinguishment of debt, certain transaction fee income, transaction costs and other restructuring type costs, including employee separation costs. The disclosure of these adjustments is regularly requested by users of the Company's financial statements. The adjustment for these charges, income and gains/losses may not be comparable to how other REITs or real estate companies calculate their results of operations, and the Company's calculation of Operating FFO differs from NAREIT's definition of FFO. Additionally, the Company provides no assurances that these charges, income and gains/losses are non-recurring. These charges, income and gains/losses could be reasonably expected to recur in future results of operations.

These measures of performance are used by the Company for several business purposes and by other REITs. The Company uses FFO and/or Operating FFO in part (i) as a disclosure to improve the understanding of the Company's operating results among the investing public, (ii) as a measure of a real estate asset's performance, (iii) to influence acquisition, disposition and capital investment strategies and (iv) to compare the Company's performance to that of other publicly traded shopping center REITs. For the reasons described above, management believes that FFO and Operating FFO provide the Company and investors with an important indicator of the Company's operating performance. They provide recognized measures of performance other than GAAP net income, which may include non-cash items (often significant). Other real estate companies may calculate FFO and Operating FFO in a different manner.

In calculating the expected range for or amount of net (loss) income attributable to common shareholders to estimate projected FFO and Operating FFO for future periods, the Company does not include a projection of gain and losses from the disposition of real estate property, potential impairments and reserves of real estate property and related investments, debt extinguishment costs and certain transaction costs. Other real estate companies may calculate expected FFO and Operating FFO in a different manner.

Management recognizes the limitations of FFO and Operating FFO when compared to GAAP's net income. FFO and Operating FFO do not represent amounts available for dividends, capital replacement or expansion, debt service obligations or other commitments and uncertainties. Management does not use FFO or Operating FFO as an indicator of the Company's cash obligations and funding requirements for future commitments, acquisitions or development activities. Neither FFO nor Operating FFO represents cash generated from operating activities in accordance with GAAP, and neither is necessarily indicative of cash available to fund cash needs. Neither FFO nor Operating FFO should be considered an alternative to net income (computed in accordance with GAAP) or as an alternative to cash flow as a measure of liquidity. FFO and Operating FFO are simply used as additional indicators of the Company's operating performance. The Company believes that to further understand its performance, FFO and Operating FFO should be compared with the Company's reported net income (loss) and considered in addition to cash flows determined in accordance with GAAP, as presented in its condensed consolidated financial statements. Reconciliations of these measures to their most directly comparable GAAP measure of net income (loss) have been provided herein.

Net Operating Income ("NOI") and Same Store Net Operating Income ("SSNOI")
The Company uses NOI, which is a non-GAAP financial measure, as a supplemental performance measure. NOI is calculated as property revenues less property-related expenses. The Company believes NOI provides useful information to investors regarding the Company's financial condition and results of operations because it reflects only those income and expense items that are incurred at the property level and, when compared across periods, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and disposition activity on an unleveraged basis.

The Company also presents NOI information on a same store basis, or SSNOI. The Company defines SSNOI as property revenues less property-related expenses, which exclude straight-line rental income and reimbursements and expenses, lease termination income, management fee expense, fair market value of leases and expense recovery adjustments. SSNOI includes assets owned in comparable periods (15 months for prior period comparisons). In addition, SSNOI is presented including activity associated with redevelopment. SSNOI excludes all non-property and corporate level revenue and expenses. Other real estate companies may calculate NOI and SSNOI in a different manner. The Company believes SSNOI at its effective ownership interest provides investors with additional information regarding the operating performances of comparable assets because it excludes certain non-cash and non-comparable items as noted above. SSNOI is frequently used by the real estate industry, as well as securities analysts, investors and other interested parties, to evaluate the performance of REITs.

SSNOI is not, and is not intended to be, a presentation in accordance with GAAP. SSNOI information has its limitations as it excludes any capital expenditures associated with the re-leasing of tenant space or as needed to operate the assets. SSNOI does not represent amounts available for dividends, capital replacement or expansion, debt service obligations or other commitments and uncertainties. Management does not use SSNOI as an indicator of the Company's cash obligations and funding requirements for future commitments, acquisitions or development activities. SSNOI does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs. SSNOI should not be considered as an alternative to net income (computed in accordance with GAAP) or as an alternative to cash flow as a measure of liquidity. A reconciliation of SSNOI to its most directly comparable GAAP measure of net income (loss) has been provided herein. In reliance on the exception provided by Item 10(e)(1)(i)(B) of Regulation S-K, reconciliation of the projected NOI and assumed rate of 2024 SSNOI growth to the most directly comparable GAAP financial measure is not provided because the Company is unable to provide such reconciliations without unreasonable effort due to the multiple components of the calculations which for the same store calculation only includes properties owned for comparable periods and excludes all corporate level activity as noted above.

Other Measures
SITE Pro Rata Share Financial Information
The Company believes that the SITE pro rata share of its joint ventures presented in the quarterly supplement is not, and is not intended to be, a presentation in accordance with GAAP. SITE share financial information is frequently used by the real estate industry including securities analysts, investors and other interested parties to evaluate the performance of SITE compared to other REITs. Other real estate companies may calculate such information in a different manner.

SITE does not control the unconsolidated joint ventures and the presentations of SITE JV Pro Rata Adjustments of the unconsolidated joint ventures presented in the quarterly supplement do not represent the Company's legal claim to such items. The Company provides this information because the Company believes it assists investors and analysts in estimating the effective interest in SITE's unconsolidated joint ventures when read in conjunction with the Company's reported results under GAAP. The presentation of this information has limitations as an analytical tool. Because of the limitations, this information should not be considered in isolation or as a substitute for the Company's financial statements as reported under GAAP.

Debt/Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)
The Company uses the ratio Debt to Adjusted EBITDA ("Debt/Adjusted EBITDA") as it believes it provides a meaningful metric as it relates to the Company's ability to meet various leverage tests for the corresponding periods.

The Components of Debt/Adjusted EBITDA include net effective debt divided by adjusted EBITDA (trailing twelve months), as opposed to net income determined in accordance with GAAP. Adjusted EBITDA is calculated as net income attributable to SITE before interest, income taxes, depreciation and amortization for the trailing twelve months and further adjusted to eliminate the impact of certain items that the Company does not consider indicative of its ongoing performance. Net effective debt is calculated as the average of the Company's consolidated debt outstanding excluding unamortized loan costs and fair market value adjustments, less cash and restricted cash as of the beginning of the twelve-month period and the balance sheet date presented. Such amounts are calculated at the Company's proportionate share of ownership.

The Company also calculates EBITDAre as net income attributable to SITE before interest, income taxes, depreciation and amortization, gains and losses from disposition of real estate property and related investments, impairment charges on real estate property and related investments, including gain and losses from changes in control, all for the trailing twelve months. Such amount is also calculated at the Company's proportionate share of ownership.

Adjusted EBITDA should not be considered as an alternative to earnings as an indicator of the Company's financial performance, or an alternative to cash flow from operating activities as a measure of liquidity. The Company's calculation of Adjusted EBITDA may differ from the methodology utilized by other companies. Investors are cautioned that items excluded from Adjusted EBITDA are significant components in understanding and assessing the Company's financial condition. The reconciliations of Adjusted EBITDA and net effective debt used in the consolidated and prorata Debt/Adjusted EBITDA ratios to their most directly comparable GAAP measures of net income (loss) and debt have been provided in the Debt Summary section.

SITE Centers Corp.
Portfolio Summary at 100%

GLA in thousands

	3/31/2024	12/31/2023	9/30/2023	6/30/2023	3/31/2023
Shopping Center Summary					
Operating Centers – 100%	114	114	119	121	120
Wholly Owned - SITE	101	101	106	108	105
JV Portfolio	13	13	13	13	15
Owned and Ground Lease GLA – 100%	21,938	22,553	25,570	26,240	26,578
Wholly Owned - SITE	17,740	18,369	21,386	22,056	21,990
JV Portfolio – 100%	4,198	4,184	4,184	4,184	4,588
Unowned GLA – 100%	7,653	7,972	8,298	8,709	8,938
Quarterly Operational Overview					
SITE (100%)					
Base Rent PSF	$19.98	$19.69	$19.63	$19.38	$19.16
Base Rent PSF < 10K	$32.54	$32.17	$31.59	$31.12	$30.83
Base Rent PSF > 10K	$15.21	$15.06	$15.45	$15.38	$15.37
Commenced Rate	91.7%	92.0%	92.0%	92.5%	92.8%
Leased Rate	94.2%	94.6%	94.5%	95.4%	95.9%
Leased Rate < 10K SF	90.2%	90.3%	90.6%	90.3%	90.4%
Leased Rate > 10K SF	95.8%	96.2%	96.0%	97.2%	97.8%
Wholly Owned SITE					
Base Rent PSF	$20.81	$20.46	$20.29	$19.97	$19.71
Leased Rate	94.2%	94.5%	94.7%	95.6%	96.0%
Leased Rate < 10K SF	91.5%	91.4%	91.4%	91.2%	91.2%
Leased Rate > 10K SF	95.4%	95.9%	95.9%	97.2%	97.7%
Joint Venture (100%)					
Base Rent PSF	$16.62	$16.43	$16.41	$16.43	$16.61
Leased Rate	94.0%	94.6%	93.8%	94.2%	95.4%
Leased Rate < 10K SF	83.6%	84.7%	86.3%	85.1%	85.7%
Leased Rate > 10K SF	97.5%	97.8%	96.3%	97.3%	98.4%
Joint Venture at Pro Rata Share					
Base Rent PSF	$18.41	$18.20	$18.16	$18.08	$18.19
Leased Rate	92.5%	93.0%	92.3%	92.2%	93.4%
Leased Rate < 10K SF	81.8%	82.3%	83.3%	81.0%	81.5%
Leased Rate > 10K SF	97.1%	97.4%	96.0%	96.9%	98.0%

SITE Centers Corp.
Leasing Summary

Wholly Owned at 100%

Leasing Activity

	Comparable Pool						Total Pool			
				Leasing Spreads						
	Count	GLA	ABR PSF	Cash	Straight-lined	Term	Count	GLA	ABR PSF	Term
New Leases										
1Q24	10	17,120	$37.38	11.5%	26.9%	8.3	15	69,438	$26.28	11.0
4Q23	9	64,639	$17.81	9.2%	17.3%	9.5	17	97,092	$22.05	9.3
3Q23	13	157,037	$20.65	58.3%	73.5%	9.8	25	204,875	$22.14	9.9
2Q23	11	89,204	$26.73	14.8%	23.3%	9.4	28	164,964	$26.12	8.6
	43	328,000	$22.62	28.9%	40.3%	9.6	85	536,369	$23.88	9.6
Renewals										
1Q24	77	549,220	$20.10	8.2%	12.7%	5.3	77	549,220	$20.10	5.3
4Q23	61	374,469	$24.01	3.1%	9.0%	5.1	61	374,469	$24.01	5.1
3Q23	82	1,010,717	$17.62	6.7%	10.5%	5.7	82	1,010,717	$17.62	5.7
2Q23	88	920,876	$17.30	7.4%	12.1%	5.7	88	920,876	$17.30	5.7
	308	2,855,282	$18.83	6.6%	11.2%	5.5	308	2,855,282	$18.83	5.5
New + Renewals										
1Q24	87	566,340	$20.62	8.4%	13.4%	5.4	92	618,658	$20.79	5.9
4Q23	70	439,108	$23.10	3.7%	9.9%	5.7	78	471,561	$23.60	5.9
3Q23	95	1,167,754	$18.03	12.3%	17.3%	6.2	107	1,215,592	$18.38	6.4
2Q23	99	1,010,080	$18.13	8.3%	13.5%	6.0	116	1,085,840	$18.64	6.1
	351	3,183,282	$19.22	8.9%	14.1%	5.9	393	3,391,651	$19.63	6.2

Net Effective Rents

			Capex PSF				NER	
	GLA	ABR PSF	TA	LL Work	LC	Total	PSF	Term
New Leases								
1Q24	47,281	$29.17	$3.59	$0.03	$1.31	$4.93	$24.24	9.2
4Q23	85,048	$23.14	$1.42	$2.45	$1.04	$4.91	$18.23	9.2
3Q23	181,331	$22.80	$1.98	$0.59	$0.81	$3.38	$19.42	9.8
2Q23	155,178	$26.30	$3.95	$0.91	$1.27	$6.13	$20.17	8.5
	468,838	$24.66	$2.65	$0.97	$1.04	$4.66	$20.00	9.2
Renewals								
1Q24	549,220	$20.60	$0.11	$0.00	$0.00	$0.11	$20.49	5.3
4Q23	374,469	$24.47	$0.03	$0.00	$0.01	$0.04	$24.43	5.1
3Q23	1,010,717	$17.89	$0.10	$0.00	$0.00	$0.10	$17.79	5.7
2Q23	920,876	$17.62	$0.05	$0.00	$0.00	$0.05	$17.57	5.7
	2,855,282	$19.19	$0.08	$0.00	$0.00	$0.08	$19.11	5.5
New + Renewals								
1Q24	596,501	$21.28	$0.56	$0.00	$0.17	$0.73	$20.55	5.6
4Q23	459,517	$24.23	$0.43	$0.71	$0.31	$1.45	$22.78	5.8
3Q23	1,192,048	$18.64	$0.55	$0.14	$0.19	$0.88	$17.76	6.3
2Q23	1,076,054	$18.87	$0.84	$0.18	$0.26	$1.28	$17.59	6.1
	3,324,120	$19.96	$0.63	$0.21	$0.22	$1.06	$18.90	6.0

Note: ABR PSF represents year one base rent for leasing spreads and the average rent for the initial term for net effective rent. Term is weighted average in years. New Leases exclude leases at redevelopment properties and first generation space.

SITE Centers Corp.
Leasing Summary

Unconsolidated Joint Ventures at 100%

Leasing Activity

| | Comparable Pool | | | | | | Total Pool | | | |
| | | | | Leasing Spreads | | | | | | |
	Count	GLA	ABR PSF	Cash	Straight-lined	Term	Count	GLA	ABR PSF	Term
New Leases										
1Q24	0	0	$0.00	---%	---%	0.0	0	0	$0.00	0.0
4Q23	0	0	$0.00	---%	---%	0.0	4	48,204	$17.32	10.0
3Q23	1	4,500	$40.00	47.4%	37.0%	10.0	1	4,500	$40.00	10.0
2Q23	0	0	$0.00	---%	---%	0.0	5	25,262	$21.11	9.2
	1	4,500	$40.00	47.4%	37.0%	10.0	10	77,966	$19.86	9.7
Renewals										
1Q24	7	137,628	$13.27	2.8%	4.6%	5.1	7	137,628	$13.27	5.1
4Q23	7	44,651	$12.25	7.1%	10.7%	4.9	7	44,651	$12.25	4.9
3Q23	11	86,071	$18.16	2.9%	(4.4%)	6.2	11	86,071	$18.16	6.2
2Q23	16	121,431	$17.08	0.0%	5.7%	5.1	16	121,431	$17.08	5.1
	41	389,781	$15.42	2.2%	3.0%	5.3	41	389,781	$15.42	5.3
New + Renewals										
1Q24	7	137,628	$13.27	2.8%	4.6%	5.1	7	137,628	$13.27	5.1
4Q23	7	44,651	$12.25	7.1%	10.7%	4.9	11	92,855	$14.89	7.6
3Q23	12	90,571	$19.25	6.3%	(1.1%)	6.4	12	90,571	$19.25	6.4
2Q23	16	121,431	$17.08	0.0%	5.7%	5.1	21	146,693	$17.78	5.8
	42	394,281	$15.70	3.2%	3.8%	5.4	51	467,747	$16.16	6.0

Net Effective Rents

| | GLA | ABR PSF | Capex PSF | | | | NER PSF | Term |
			TA	LL Work	LC	Total		
New Leases								
1Q24	0	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	0.0
4Q23	48,204	$17.79	$3.85	$3.65	$0.88	$8.38	$9.41	10.0
3Q23	4,500	$43.80	$5.00	$1.82	$1.33	$8.15	$35.65	10.0
2Q23	25,262	$23.29	$2.07	$1.22	$0.72	$4.01	$19.28	9.2
	77,966	$21.07	$3.38	$2.80	$0.86	$7.04	$14.03	9.7
Renewals								
1Q24	137,628	$13.41	$0.00	$0.00	$0.04	$0.04	$13.37	5.1
4Q23	44,651	$12.46	$0.04	$0.00	$0.00	$0.04	$12.42	4.9
3Q23	86,071	$18.34	$1.13	$0.00	$0.00	$1.13	$17.21	6.2
2Q23	121,431	$17.44	$0.00	$0.02	$0.00	$0.02	$17.42	5.1
	389,781	$15.65	$0.29	$0.01	$0.01	$0.31	$15.34	5.3
New + Renewals								
1Q24	137,628	$13.41	$0.00	$0.00	$0.04	$0.04	$13.37	5.1
4Q23	92,855	$15.22	$2.65	$2.50	$0.60	$5.75	$9.47	7.6
3Q23	90,571	$19.61	$1.43	$0.14	$0.10	$1.67	$17.94	6.4
2Q23	146,693	$18.45	$0.57	$0.35	$0.20	$1.12	$17.33	5.8
	467,747	$16.55	$1.12	$0.75	$0.24	$2.11	$14.44	6.0

Note: ABR PSF represents year one base rent for leasing spreads and the average rent for the initial term for net effective rent. Term is weighted average in years. New Leases exclude leases at redevelopment properties and first generation space.

SITE Centers Corp.
Leasing Expirations

Wholly Owned at 100%, $ and GLA in thousands

Assumes no exercise of lease options

	Greater than 10K SF						Less than 10K SF						Total					
Year	# of Leases	Expiring SF	% of SF > 10K	ABR	% of ABR > 10K	Rent PSF	# of Leases	Expiring SF	% of SF < 10K	ABR	% of ABR < 10K	Rent PSF	# of Leases	Expiring SF	% of SF Total	ABR	% of ABR Total	Rent PSF
MTM	0	0	0.0%	$0	0.0%	$0.00	12	31	0.7%	$714	0.5%	$23.03	12	31	0.2%	$714	0.2%	$23.03
2024	7	273	2.3%	$3,504	2.1%	$12.84	73	178	3.8%	5,471	3.6%	$30.74	80	451	2.8%	8,975	2.8%	$19.90
2025	55	1,646	14.1%	24,775	14.7%	$15.05	193	587	12.7%	18,148	12.0%	$30.92	248	2,233	13.7%	42,923	13.4%	$19.22
2026	41	1,132	9.7%	13,356	7.9%	$11.80	187	507	10.9%	16,405	10.8%	$32.36	228	1,639	10.1%	29,761	9.3%	$18.16
2027	58	1,878	16.1%	30,307	18.0%	$16.14	211	656	14.2%	20,915	13.8%	$31.88	269	2,534	15.6%	51,222	16.0%	$20.21
2028	76	2,284	19.6%	31,765	18.8%	$13.91	235	671	14.5%	23,483	15.5%	$35.00	311	2,955	18.2%	55,248	17.2%	$18.70
2029	54	1,513	13.0%	21,308	12.6%	$14.08	171	519	11.2%	17,057	11.2%	$32.87	225	2,032	12.5%	38,365	12.0%	$18.88
2030	23	635	5.5%	9,665	5.7%	$15.22	84	251	5.4%	8,733	5.8%	$34.79	107	886	5.4%	18,398	5.7%	$20.77
2031	14	547	4.7%	7,013	4.2%	$12.82	74	222	4.8%	6,844	4.5%	$30.83	88	769	4.7%	13,857	4.3%	$18.02
2032	18	411	3.5%	6,412	3.8%	$15.60	121	378	8.2%	12,585	8.3%	$33.29	139	789	4.9%	18,997	5.9%	$24.08
2033	20	440	3.8%	6,092	3.6%	$13.85	122	393	8.5%	13,382	8.8%	$34.05	142	833	5.1%	19,474	6.1%	$23.38
Thereafter	23	874	7.5%	14,448	8.6%	$16.53	72	241	5.2%	8,122	5.3%	$33.70	95	1,115	6.9%	22,570	7.0%	$20.24
Total	**389**	**11,633**	**100.0%**	**$168,645**	**100.0%**	**$14.50**	**1,555**	**4,634**	**100.0%**	**$151,859**	**100.0%**	**$32.77**	**1,944**	**16,267**	**100.0%**	**$320,504**	**100.0%**	**$19.70**

Assumes all lease options are exercised

	Greater than 10K SF						Less than 10K SF						Total					
Year	# of Leases	Expiring SF	% of SF > 10K	ABR	% of ABR > 10K	Rent PSF	# of Leases	Expiring SF	% of SF < 10K	ABR	% of ABR < 10K	Rent PSF	# of Leases	Expiring SF	% of SF Total	ABR	% of ABR Total	Rent PSF
MTM	0	0	0.0%	0	0.0%	$0.00	11	28	0.6%	$644	0.4%	$23.00	11	28	0.2%	$644	0.2%	$23.00
2024	2	39	0.3%	826	0.5%	$21.18	49	112	2.4%	3,476	2.3%	$31.04	51	151	0.9%	4,302	1.3%	$28.49
2025	11	250	2.1%	3,696	2.2%	$14.78	112	279	6.0%	9,421	6.2%	$33.77	123	529	3.3%	13,117	4.1%	$24.80
2026	4	53	0.5%	896	0.5%	$16.91	90	223	4.8%	7,199	4.7%	$32.28	94	276	1.7%	8,095	2.5%	$29.33
2027	13	252	2.2%	5,027	3.0%	$19.95	94	244	5.3%	7,648	5.0%	$31.34	107	496	3.0%	12,675	4.0%	$25.55
2028	17	284	2.4%	4,918	2.9%	$17.32	125	341	7.4%	11,709	7.7%	$34.34	142	625	3.8%	16,627	5.2%	$26.60
2029	5	160	1.4%	2,575	1.5%	$16.09	114	275	5.9%	9,454	6.2%	$34.38	119	435	2.7%	12,029	3.8%	$27.65
2030	14	307	2.6%	5,561	3.3%	$18.11	67	187	4.0%	5,800	3.8%	$31.02	81	494	3.0%	11,361	3.5%	$23.00
2031	13	220	1.9%	3,861	2.3%	$17.55	70	162	3.5%	4,974	3.3%	$30.70	83	382	2.3%	8,835	2.8%	$23.13
2032	12	271	2.3%	4,835	2.9%	$17.84	89	262	5.7%	8,610	5.7%	$32.86	101	533	3.3%	13,445	4.2%	$25.23
2033	18	415	3.6%	6,533	3.9%	$15.74	90	254	5.5%	8,457	5.6%	$33.30	108	669	4.1%	14,990	4.7%	$22.41
Thereafter	280	9,382	80.6%	129,917	77.0%	$13.85	644	2,267	48.9%	74,467	49.0%	$32.85	924	11,649	71.6%	204,384	63.8%	$17.55
Total	**389**	**11,633**	**100.0%**	**$168,645**	**100.0%**	**$14.50**	**1,555**	**4,634**	**100.0%**	**$151,859**	**100.0%**	**$32.77**	**1,944**	**16,267**	**100.0%**	**$320,504**	**100.0%**	**$19.70**

Note: Includes ground leases

SITE Centers Corp.
Leasing Expirations

Unconsolidated Joint Ventures at 100%; $ and GLA in thousands

Assumes no exercise of lease options

Greater than 10K SF

Year	# of Leases	Expiring SF	% of SF >10K	ABR	% of ABR >10K	Rent PSF
MTM	0	0	0.0%	$0	0.0%	$0.00
2024	6	383	12.9%	3,568	9.5%	$9.32
2025	13	297	10.0%	4,069	10.9%	$13.70
2026	16	376	12.6%	3,722	9.9%	$9.90
2027	15	449	15.1%	5,926	15.8%	$13.20
2028	16	441	14.8%	5,647	15.1%	$12.80
2029	7	216	7.3%	2,968	7.9%	$13.74
2030	3	85	2.9%	977	2.6%	$11.49
2031	7	249	8.4%	3,860	10.3%	$15.50
2032	2	93	3.1%	571	1.5%	$6.14
2033	7	196	6.6%	3,400	9.1%	$17.35
Thereafter	4	193	6.5%	2,781	7.4%	$14.41
Total	**96**	**2,978**	**100.0%**	**$37,489**	**100.0%**	**$12.59**

Less than 10K SF

Year	# of Leases	Expiring SF	% of SF <10K	ABR	% of ABR <10K	Rent PSF
MTM	2	2	0.2%	$168	0.7%	$84.00
2024	20	51	5.9%	1,592	6.5%	$31.22
2025	38	120	13.9%	2,958	12.0%	$24.65
2026	36	120	13.9%	3,114	12.6%	$25.95
2027	28	100	11.6%	3,212	13.0%	$32.12
2028	39	119	13.8%	3,730	15.1%	$31.34
2029	30	121	14.0%	3,204	13.0%	$26.48
2030	15	47	5.5%	1,133	4.6%	$24.11
2031	9	33	3.8%	1,093	4.4%	$33.12
2032	19	78	9.0%	2,454	9.9%	$31.46
2033	10	37	4.3%	868	3.5%	$23.46
Thereafter	10	34	3.9%	1,151	4.7%	$33.85
Total	**256**	**862**	**100.0%**	**$24,677**	**100.0%**	**$28.63**

Total

Year	# of Leases	Expiring SF	% of SF Total	ABR	% of ABR Total	Rent PSF
MTM	2	2	0.1%	$168	0.3%	$84.00
2024	26	434	11.3%	5,160	8.3%	$11.89
2025	51	417	10.9%	7,027	11.3%	$16.85
2026	52	496	12.9%	6,836	11.0%	$13.78
2027	43	549	14.3%	9,138	14.7%	$16.64
2028	55	560	14.6%	9,377	15.1%	$16.74
2029	37	337	8.8%	6,172	9.9%	$18.31
2030	18	132	3.4%	2,110	3.4%	$15.98
2031	16	282	7.3%	4,953	8.0%	$17.56
2032	21	171	4.5%	3,025	4.9%	$17.69
2033	17	233	6.1%	4,268	6.9%	$18.32
Thereafter	14	227	5.9%	3,932	6.3%	$17.32
Total	**352**	**3,840**	**100.0%**	**$62,166**	**100.0%**	**$16.19**

Assumes all lease options are exercised

Greater than 10K SF

Year	# of Leases	Expiring SF	% of SF >10K	ABR	% of ABR >10K	Rent PSF
MTM	0	0	0.0%	0	0.0%	$0.00
2024	3	78	2.6%	832	2.2%	$10.67
2025	4	59	2.0%	907	2.4%	$15.37
2026	2	36	1.2%	434	1.2%	$12.06
2027	3	41	1.4%	427	1.1%	$10.41
2028	2	30	1.0%	540	1.4%	$18.00
2029	2	75	2.5%	799	2.1%	$10.65
2030	2	69	2.3%	763	2.0%	$11.06
2031	6	94	3.2%	1,036	2.8%	$11.02
2032	2	61	2.0%	742	2.0%	$12.16
2033	6	165	5.5%	2,639	7.0%	$15.99
Thereafter	64	2,270	76.2%	28,370	75.7%	$12.50
Total	**96**	**2,978**	**100.0%**	**$37,489**	**100.0%**	**$12.59**

Less than 10K SF

Year	# of Leases	Expiring SF	% of SF <10K	ABR	% of ABR <10K	Rent PSF
MTM	1	1	0.1%	$128	0.5%	$128.00
2024	18	47	5.5%	1,458	5.9%	$31.02
2025	26	75	8.7%	1,909	7.7%	$25.45
2026	21	51	5.9%	1,307	5.3%	$25.63
2027	15	50	5.8%	1,642	6.7%	$32.84
2028	26	76	8.8%	2,700	10.9%	$35.53
2029	22	71	8.2%	2,053	8.3%	$28.92
2030	17	51	5.9%	1,265	5.1%	$24.80
2031	14	46	5.3%	1,419	5.8%	$30.85
2032	19	70	8.1%	2,279	9.2%	$32.56
2033	12	40	4.6%	917	3.7%	$22.93
Thereafter	65	284	32.9%	7,600	30.8%	$26.76
Total	**256**	**862**	**100.0%**	**$24,677**	**100.0%**	**$28.63**

Total

Year	# of Leases	Expiring SF	% of SF Total	ABR	% of ABR Total	Rent PSF
MTM	1	1	0.0%	$128	0.2%	$128.00
2024	21	125	3.3%	2,290	3.7%	$18.32
2025	30	134	3.5%	2,816	4.5%	$21.01
2026	23	87	2.3%	1,741	2.8%	$20.01
2027	18	91	2.4%	2,069	3.3%	$22.74
2028	28	106	2.8%	3,240	5.2%	$30.57
2029	24	146	3.8%	2,852	4.6%	$19.53
2030	19	120	3.1%	2,028	3.3%	$16.90
2031	20	140	3.6%	2,455	3.9%	$17.54
2032	21	131	3.4%	3,021	4.9%	$23.06
2033	18	205	5.3%	3,556	5.7%	$17.35
Thereafter	129	2,554	66.5%	35,970	57.9%	$14.08
Total	**352**	**3,840**	**100.0%**	**$62,166**	**100.0%**	**$16.19**

Note: Includes ground leases



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